FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended September 30, 2015 and
Report on Review of Interim
Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2015, which comprises the balance sheet as of September 30, 2015 and the related statements of income and comprehensive income for the three and nine-month periods then ended and changes in shareholders’ equity and cash flows for the nine-month period then ended, including the footnotes to the financial statements.

The Company’s Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Deloitte Touche Tohmatsu

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2015

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

© 2015 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – September 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Company Information
Capital Composition	2
Cash Dividends	3
Individual Interim Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2015 to 9/30/2015	9
1/1/2014 to 9/30/2014	10
Statement of Value Added	11
Consolidated Interim Financial Information
Balance Sheet – Assets	12
Balance Sheet – Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2015 to 9/30/2015	17
1/1/2014 to 9/30/2014	18
Statement of Value Added	19
Comments on the Company`s Performance	20
Notes to the Interim Financial Information	45
Other information deemed as relevant by the Company	101

Number of Shares (thousand)	Current Quarter 09/30/2015
Share Capital
Common	99,680
Preferred	166,017
Total	265,697
Treasury Shares
Common	-
Preferred	233
Total	233

Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Commom	-	0.68899
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Preferred	-	0.75789
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Commom	-	0.13636
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Preferred	-	0.15000
Board of Directors’ Meeting	7/28/2015	Dividend	8/8/2015	Commom	-	0.13636
Board of Directors’ Meeting	7/28/2015	Dividend	8/8/2015	Preferred	-	0.15000

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 9.30.2015	Previous Year 12.31.2014
1	Total Assets	21,626,000	23,226,000
1.01	Current Assets	4,740,000	6,118,000
1.01.01	Cash and Cash Equivalents	1,744,000	2,923,000
1.01.03	Accounts Receivable	317,000	380,000
1.01.03.01	Trade Receivables	193,000	305,000
1.01.03.02	Other Receivables	124,000	75,000
1.01.04	Inventories	2,384,000	2,487,000
1.01.06	Recoverable Taxes	125,000	105,000
1.01.07	Prepaid Expenses	78,000	41,000
1.01.08	Other Current Assets	92,000	182,000
1.02	Noncurrent Assets	16,886,000	17,108,000
1.02.01	Long-term Assets	1,443,000	1,373,000
1.02.01.03	Accounts Receivable	71,000	82,000
1.02.01.03.02	Other Receivables	71,000	82,000
1.02.01.06	Deferred Taxes	28,000	56,000
1.02.01.07	Prepaid Expenses	20,000	25,000
1.02.01.08	Receivables from Related Parties	305,000	398,000
1.02.01.09	Other Noncurrent Assets	1,019,000	812,000
1.02.01.09.04	Recoverable Taxes	542,000	392,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	477,000	420,000
1.02.02	Investments	7,953,000	8,415,000
1.02.02.01	Investments in Associates and Subsidiaries	7,929,000	8,391,000
1.02.02.02	Investment properties	24,000	24,000
1.02.03	Property and Equipment, Net	6,275,000	6,125,000
1.02.04	Intangible Assets	1,215,000	1,195,000

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 9.30.2015	Previous Year 12.31.2014
2	Total Liabilities	21,626,000	23,226,000
2.01	Current Liabilities	6,773,000	8,825,000
2.01.01	Payroll and Related Taxes	362,000	335,000
2.01.02	Trade Payables	2,334,000	3,180,000
2.01.03	Taxes and Contributions Payable	122,000	183,000
2.01.04	Borrowings and Financing	1,677,000	2,895,000
2.01.05	Other Liabilities	2,272,000	2,231,000
2.01.05.01	Payables to Related Parties	1,741,000	1,751,000
2.01.05.02	Other	531,000	480,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,000	194,000
2.01.05.02.04	Utilities	2,000	2,000
2.01.05.02.05	Rent Payable	47,000	52,000
2.01.05.02.06	Advertisement Payable	31,000	39,000
2.01.05.02.07	Pass-through to Third Parties	8,000	8,000
2.01.05.02.08	Financing Related to Acquisition of Assets	51,000	80,000
2.01.05.02.09	Deferred Revenue	32,000	4,000
2.01.05.02.11	Other Payables	359,000	101,000
2.01.06	Provisions	6,000	1,000
2.02	Noncurrent Liabilities	4,385,000	3,821,000
2.02.01	Borrowings and Financing	3,247,000	2,631,000
2.02.02	Other Liabilities	610,000	642,000
2.02.02.02	Other	610,000	642,000
2.02.02.02.03	Taxes Payable in Installments	580,000	617,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.07	Other Accounts Payable	17,000	17,000
2.02.02.02.08	Provision for Negative Equity	9,000	-
2.02.04	Provisions	499,000	483,000
2.02.06	Deferred Revenue	29,000	65,000
2.03	Shareholders’ Equity	10,468,000	10,580,000
2.03.01	Share Capital	6,806,000	6,792,000
2.03.02	Capital Reserves	300,000	282,000
2.03.02.04	Options Granted	293,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,288,000	3,505,000
2.03.04.01	Legal Reserve	417,000	417,000
2.03.04.05	Earnings Retention Reserve	440,000	1,929,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with non-controlling interests	19,000	24,000
2.03.04.14	Settlement of Equity Instrument	(212,000)	-
2.03.05	Retained Earnings/ Accumulated Losses	168,000	-
2.03.08	Other Comprehensive Income	(94,000)	1,000

Individual Interim Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 7/01/2015 to 9/30/2015	Year To Date Current Period 1/01/2015 to 9/30/2015	Year To Date Current Period 7/01/2014 to 9/30/2014	Year To Date Current Period 1/01/2014 to 9/30/2014
3.01	Net Sales of Goods and/or Services	5,313,000	16,298,000	5,207,000	16,060,000
3.02	Cost of Goods Sold and/or Services Sold	(3,882,000)	(11,909,000)	(3,706,000)	(11,661,000)
3.03	Gross Profit	1,431,000	4,389,000	1,501,000	4,399,000
3.04	Operating Income/Expenses	(1,245,000)	(3,570,000)	(1,031,000)	(3,053,000)
3.04.01	Selling Expenses	(943,000)	(2,886,000)	(877,000)	(2,625,000)
3.04.02	General and Administrative Expenses	(121,000)	(355,000)	(142,000)	(399,000)
3.04.05	Other Operating Expenses	(187,000)	(517,000)	(189,000)	(473,000)
3.04.05.01	Depreciation/Amortization	(121,000)	(357,000)	(109,000)	(321,000)
3.04.05.03	Other Operating Expenses	(66,000)	(160,000)	(80,000)	(152,000)
3.04.06	Share of Profit of Subsidiaries and Associates	6,000	188,000	177,000	444,000
3.05	Profit before Financial Income (Expenses) and Taxes	186,000	819,000	470,000	1,346,000
3.06	Financial Income (Expenses)	(195,000)	(547,000)	(174,000)	(452,000)
3.07	Profit Before Income Tax and Social Contribution	(9,000)	272,000	296,000	894,000
3.08	Income Tax and Social Contribution	2,000	(27,000)	(19,000)	(109,000)
3.08.01	Current	3,000	2,000	42,000	(59,000)
3.08.02	Deferred	(1,000)	(29,000)	(61,000)	(50,000)
3.09	Net Income from Continued Operations	(7,000)	245,000	277,000	785,000
3.11	Net Income for the Period	(7,000)	245,000	277,000	785,000
3.99	Earnings per Share - (Reais/Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	(0.02183)	0.87073	0.98210	2.78951
3.99.01.02	Preferred	(0.02183)	0.95780	1.08031	3.06846
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	(0.02183)	0.86960	0.98210	2.78951
3.99.02.02	Preferred	(0.02178)	0.95513	1.07787	3.06152

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 7/01/2015 to 9/30/2015	Year To Date Current Period 1/01/2015 to 9/30/2015	Year To Date Current Period 7/01/2014 to 9/30/2014	Year To Date Current Period 1/01/2014 to 9/30/2014
4.01	Net income for the Period	(7,000)	245,000	277,000	785,000
4.02	Other Comprehensive Income	(83,000)	(95,000)	-	-
4.02.01	Accumulative Translation Adjustment for the Period	(82,000)	(93,000)	-	-
4.02.02	Defined benefit contribution plan	-	(1,000)	-	-
4.02.03	Adjustments to financial instruments	(1,000)	(1,000)	-	-
4.03	Total Comprehensive Income for the Period	(90,000)	150,000	277,000	785,000

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2015 to 09/30/2015	Year To Date Previous Period 01/01/2014 to 09/30/2014
6.01	Net Cash Provided by Operating Activities	776,000	(585,000)
6.01.01	Cash Provided by the Operations	1,077,000	1,291,000
6.01.01.01	Net Income for the Period	245,000	784,000
6.01.01.02	Deferred Income and Social Contribution Taxes (note 21)	29,000	50,000
6.01.01.03	Gain on Disposal of Fixed Assets	22,000	16,000
6.01.01.04	Depreciation/Amortization	389,000	351,000
6.01.01.05	Interest and Inflation Adjustments	533,000	424,000
6.01.01.06	Adjustment to Present Value	2,000	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(188,000)	(444,000)
6.01.01.08	Provision for Risks (note 23)	(14,000)	(8,000)
6.01.01.10	Share-based Payment	18,000	32,000
6.01.01.11	Allowance for Doubtful Accounts	-	(2,000)
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	(1,000)	(7,000)
6.01.01.14	Other Operating Expenses	65,000	104,000
6.01.01.15	Deferred Revenue (note 25)	(23,000)	(9,000)
6.01.02	Changes in Assets and Liabilities	(301,000)	(1,876,000)
6.01.02.01	Accounts Receivable	112,000	132,000
6.01.02.02	Inventories	104,000	(120,000)
6.01.02.03	Recoverable Taxes	(156,000)	48,000
6.01.02.04	Other Assets	(76,000)	(39,000)
6.01.02.05	Related Parties	79,000	(547,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(33,000)	12,000
6.01.02.07	Trade Payables	(846,000)	(748,000)
6.01.02.08	Payroll and Related Taxes	24,000	4,000
6.01.02.09	Taxes and Social Contributions Payable	(139,000)	(335,000)
6.01.02.10	Other Payables	26,000	(148,000)
6.01.02.11	Legal claims	(22,000)	(165,000)
6.01.02.12	Deferred Revenue	21,000	30,000
6.01.02.13	Received Dividends	605,000	-
6.02	Net Cash Provided by (Used in) Investing Activities	(597,000)	(390,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(536,000)	(312,000)
6.02.03	Increase in Intangible Assets (note 16)	(88,000)	(92,000)
6.02.04	Sales of Property and Equipment	27,000	14,000
6.03	Net Cash Provided by (Used in) Financing Activities	(1,358,000)	(373,000)
6.03.01	Capital Increase/Decrease	14,000	25,000
6.03.02	Borrowings	740,000	1,279,000
6.03.03	Payments (note 18)	(1,837,000)	(1,448,000)
6.03.05	Payment of Dividends	(271,000)	(222,000)
6.03.06	Transactions with Non-controlling Interest	(4,000)	(7,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,179,000)	(1,348,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,923,000	2,851,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,744,000	1,503,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 09/30/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.04	Capital Transactions with Shareholders	14,000	18,000	-	(77,000)	-	(45,000)
5.04.01	Capital Increases	14,000	-	-	-	-	14,000
5.04.03	Options Granted	-	11,000	-	-	-	11,000
5.04.06	Dividends	-	-	-	(77,000)	-	(77,000)
5.04.09	Options Granted recognized in subsidiaries	-	7,000	-	-	-	7,000
5.05	Total Comprehensive Income	-	-	-	245,000	(95,000)	150,000
5.05.01	Net Income for the Period	-	-	-	245,000	-	245,000
5.05.02	Other Comprehensive Income	-	-	-	-	(95,000)	(95,000)
5.05.02.01	Adjusts to Financial Instruments	-	-	-	-	(1,000)	(1,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(93,000)	(93,000)
5.05.02.06	Defined benefit plan	-	-	-	-	(1,000)	(1,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(217,000)	-	-	(217,000)
5.06.05	Settlement of Equity Instrument	-	-	(212,000)	-	-	(212,000)
5.06.06	Transactions with Non-controlling Interests	-	-	(5,000)	-	-	(5,000)
5.07	Closing Balance	6,806,000	300,000	3,288,000	168,000	(94,000)	10,468,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 09/30/2014

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000
5.04	Capital Transactions with Shareholders	25,000	31,000	-	(72,000)	-	(16,000)
5.04.01	Capital Increases	25,000	-	-	-	-	25,000
5.04.03	Options Granted	-	29,000	-	-	-	29,000
5.04.06	Dividends	-	-	-	(72,000)	-	(72,000)
5.04.09	Options Granted recognized in subsidiaries	-	2,000	-	-	-	2,000
5.05	Total Comprehensive Income	-	-	-	785,000	-	785,000
5.05.01	Net Income for the Period	-	-	-	785,000	-	785,000
5.06	Internal Changes of Shareholders’ Equity	-	-	(17,000)	-	-	(17,000)
5.06.04	Gain/loss in Equity Interest	-	-	(6,000)	-	-	(6,000)
5.06.06	Transactions with Non-controlling Interests	-	-	(11,000)	-	-	(11,000)
5.07	Closing Balance	6,789,000	264,000	2,469,000	713,000	-	10,235,000

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2015 to 09/30/2015	Year To Date Current Period 01/01/2014 to 09/30/2014
7.01	Revenues	17,640,000	17,449,000
7.01.01	Sales of Goods, Products and Services	17,640,000	17,420,000
7.01.02	Other Revenues	-	27,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-	2,000
7.02	Products Acquired from Third Parties	(13,693,000)	(13,512,000)
7.02.01	Costs of Products, Goods and Services Sold	(12,101,000)	(12,030,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,592,000)	(1,482,000)
7.03	Gross Value Added	3,947,000	3,937,000
7.04	Retention	(389,000)	(351,000)
7.04.01	Depreciation and Amortization	(389,000)	(351,000)
7.05	Net Value Added Produced	3,558,000	3,586,000
7.06	Value Added Received in Transfer	376,000	586,000
7.06.01	Share of Profit of Subsidiaries and Associates	188,000	444,000
7.06.02	Financial Revenue	188,000	142,000
7.07	Total Value Added to Distribute	3,934,000	4,172,000
7.08	Distribution of Value Added	3,934,000	4,172,000
7.08.01	Personnel	1,928,000	1,712,000
7.08.01.01	Direct Compensation	1,294,000	1,185,000
7.08.01.02	Benefits	426,000	349,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	125,000	107,000
7.08.01.04	Other	83,000	71,000
7.08.02	Taxes, Fees and Contributions	653,000	730,000
7.08.02.01	Federal	397,000	539,000
7.08.02.02	State	153,000	132,000
7.08.02.03	Municipal	103,000	59,000
7.08.03	Value Distributed to Providers of Capital	1,108,000	946,000
7.08.03.01	Interest	733,000	594,000
7.08.03.02	Rentals	375,000	352,000
7.08.04	Value Distributed to Shareholders	245,000	784,000
7.08.04.02	Dividends	77,000	72,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	168,000	712,000

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 9.30.2015	Previous Year 12.31.2014
1	Total Assets	42,458,000	45,500,000
1.01	Current Assets	19,744,000	24,133,000
1.01.01	Cash and Cash Equivalents	5,414,000	11,149,000
1.01.03	Accounts Receivable	4,206,000	3,505,000
1.01.03.01	Trade Receivables	3,776,000	3,210,000
1.01.03.02	Other Receivables	430,000	295,000
1.01.04	Inventories	8,663,000	8,405,000
1.01.06	Recoverable Taxes	1,106,000	808,000
1.01.07	Prepaid Expenses	231,000	130,000
1.01.08	Other Current Assets	124,000	136,000
1.02	Noncurrent Assets	22,714,000	21,367,000
1.02.01	Long-term Assets	5,369,000	4,747,000
1.02.01.03	Accounts Receivable	717,000	741,000
1.02.01.03.01	Trade Receivables	89,000	105,000
1.02.01.03.02	Other Receivables	628,000	636,000
1.02.01.04	Inventories	-	172,000
1.02.01.06	Deferred Taxes	568,000	491,000
1.02.01.07	Prepaid Expenses	39,000	37,000
1.02.01.08	Receivables from Related Parties	358,000	313,000
1.02.01.09	Other Noncurrent Assets	3,687,000	2,993,000
1.02.01.09.04	Recoverable Taxes	2,664,000	2,136,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	1,023,000	857,000
1.02.02	Investments	504,000	426,000
1.02.02.01	Investments in Associates	479,000	401,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	10,192,000	9,699,000
1.02.04	Intangible Assets	6,649,000	6,495,000

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 9.30.2015	Previous Year 12.31.2014
2	Total Liabilities	42,458,000	45,500,000
2.01	Current Liabilities	20,110,000	23,848,000
2.01.01	Payroll and Related Taxes	914,000	864,000
2.01.02	Trade Payables	10,737,000	13,322,000
2.01.03	Taxes and Contributions Payable	768,000	867,000
2.01.04	Borrowings and Financing	4,247,000	6,594,000
2.01.05	Other Liabilities	3,436,000	2,200,000
2.01.05.01	Payables to Related Parties	1,647,000	261,000
2.01.05.02	Other	1,789,000	1,939,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,000	321,000
2.01.05.02.04	Utilities	12,000	10,000
2.01.05.02.05	Rent Payable	103,000	115,000
2.01.05.02.06	Advertisement Payable	62,000	94,000
2.01.05.02.07	Pass-through to Third Parties	308,000	429,000
2.01.05.02.08	Financing Related to Acquisition of Assets	64,000	98,000
2.01.05.02.09	Deferred revenue	306,000	214,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	71,000	73,000
2.01.05.02.12	Other Payables	862,000	585,000
2.01.06	Provisions	8,000	1,000
2.02	Noncurrent Liabilities	8,275,000	7,170,000
2.02.01	Borrowings and Financing	4,389,000	3,134,000
2.02.02	Other Liabilities	643,000	725,000
2.02.02.02	Other	643,000	725,000
2.02.02.02.03	Taxes Payable in Installments	580,000	617,000
2.02.02.02.04	Payables Related to Acquisition of Companies	-	57,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.06	Pension Plan	14,000	7,000
2.02.02.02.07	Other Payables	45,000	36,000
2.02.03	Deferred Taxes	1,195,000	1,133,000
2.02.04	Provisions	1,395,000	1,344,000
2.02.06	Deferred revenue	653,000	834,000
2.03	Consolidated Shareholders’ Equity	14,073,000	14,482,000
2.03.01	Share Capital	6,806,000	6,792,000
2.03.02	Capital Reserves	300,000	282,000
2.03.02.04	Options Granted	293,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,288,000	3,505,000
2.03.04.01	Legal Reserve	417,000	417,000
2.03.04.05	Earnings Retention Reserve	440,000	1,929,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with Non-Controlling interests	19,000	24,000
2.03.04.14	Settlement of Equity Instrument	(212,000)	-
2.03.05	Retained Earnings/ Accumulated Losses	168,000	-
2.03.08	Other Comprehensive Income	(94,000)	1,000
2.03.09	Non-controlling Interests	3,605,000	3,902,000

Consolidated Interim Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 7/01/2015 to 9/30/2015	Year To Date Current Period 1/01/2015 to 9/30/2015	Year To Date Current Period 7/01/2014 to 9/30/2014	Year To Date Current Period 1/01/2014 to 9/30/2014
3.01	Net Sales from Goods and/or Services	16,061,000	49,405,000	15,648,000	45,860,000
3.02	Cost of Goods Sold and/or Services Sold	(12,303,000)	(37,671,000)	(11,634,000)	(34,160,000)
3.03	Gross Profit	3,758,000	11,734,000	4,014,000	11,700,000
3.04	Operating Income/Expenses	(3,592,000)	(10,494,000)	(3,079,000)	(9,058,000)
3.04.01	Selling Expenses	(2,695,000)	(8,180,000)	(2,512,000)	(7,396,000)
3.04.02	General and Administrative Expenses	(442,000)	(1,297,000)	(370,000)	(1,039,000)
3.04.05	Other Operating Expenses	(477,000)	(1,101,000)	(224,000)	(699,000)
3.04.05.01	Depreciation/Amortization	(245,000)	(716,000)	(206,000)	(589,000)
3.04.05.03	Other Operating Expenses	(232,000)	(385,000)	(18,000)	(110,000)
3.04.06	Share of Profit of Subsidiaries and Associates	22,000	84,000	27,000	76,000
3.05	Profit before Financial Income (Expenses) and Taxes	166,000	1,240,000	935,000	2,642,000
3.06	Financial Income (Expenses), Net	(344,000)	(1,039,000)	(378,000)	(1,078,000)
3.07	Profit Before Income Tax and Social Contribution	(178,000)	201,000	557,000	1,564,000
3.08	Income tax and Social Contribution	57,000	(100,000)	(167,000)	(477,000)
3.08.01	Current	(28,000)	(88,000)	(53,000)	(300,000)
3.08.02	Deferred	85,000	(12,000)	(114,000)	(177,000)
3.09	Net Income from Continuing Operations	(121,000)	101,000	390,000	1,087,000
3.11	Consolidated Net Income for the Period	(121,000)	101,000	390,000	1,087,000
3.11.01	Attributable to Owners of the Company	(7,000)	245,000	277,000	785,000
3.11.02	Attributable to Non-controlling Interests	(114,000)	(144,000)	113,000	302,000
3.99	Earnings per Share - (Reais/Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	(0.02183)	0.87073	0.98210	2.78951
3.99.01.02	Preferred	(0.02183)	0.95780	1.08031	3.06846
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	(0.02183)	0.86960	0.98210	2.78951
3.99.02.02	Preferred	(0.02178)	0.95513	1.07787	3.06152

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 7/01/2015 to 9/30/2015	Year To Date Current Period 1/01/2015 to 9/30/2015	Year To Date Current Period 7/01/2014 to 9/30/2014	Year To Date Current Period 1/01/2014 to 9/30/2014
4.01	Net Income for the Period	(121,000)	101,000	390,000	1,087,000
4.02	Other Comprehensive Income	(224,000)	(250,000)	-	-
4.02.01	Cumulative Translation adjustment	(223,000)	(247,000)	1,000	1,000
4.02.02	Defined Benefit Plan	-	(2,000)	(1,000)	(1,000)
4.02.03	Adjustments to financial instruments	(1,000)	(1,000)	-	-
4.03	Total Comprehensive Income for the Period	(345,000)	(149,000)	390,000	1,087,000
4.03.01	Attributable to Owners of the Company	(7,000)	150,000	277,000	785,000
4.03.02	Attributable to Non-Controlling Interests	(338,000)	(299,000)	113,000	302,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2015 to 09/30/2015	Year To Date Previous Period 01/01/2014 to 09/30/2014
6.01	Net Cash Provided by Operating Activities	(3,268,000)	48,000
6.01.01	Cash from Operations	2,188,000	3,235,000
6.01.01.01	Net Income for the Period	101,000	1,087,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 21)	12,000	177,000
6.01.01.03	Gain on Disposal of Fixed Assets	65,000	36,000
6.01.01.04	Depreciation/Amortization	820,000	667,000
6.01.01.05	Interest and Inflation Adjustments	828,000	847,000
6.01.01.06	Adjustment to Present Value	(4,000)	(2,000)
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(84,000)	(76,000)
6.01.01.08	Provision for Risks (note 23)	151,000	118,000
6.01.01.10	Share-based Payment	22,000	32,000
6.01.01.11	Allowance for Doubtful Accounts	419,000	359,000
6.01.01.13	Provision for Obsolescence/breakage	(5,000)	(1,000)
6.01.01.15	Deferred revenue (note 25)	(139,000)	(25,000)
6.01.01.16	Other Operating Expenses (note 29)	2,000	16,000
6.01.02	Changes in Assets and Liabilities	(5,456,000)	(3,187,000)
6.01.02.01	Accounts Receivable	(813,000)	(478,000)
6.01.02.02	Inventories	180,000	(550,000)
6.01.02.03	Recoverable Taxes	(546,000)	53,000
6.01.02.04	Other Assets	(297,000)	(204,000)
6.01.02.05	Related Parties	(157,000)	(96,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(117,000)	(70,000)
6.01.02.07	Trade Payables	(3,183,000)	(1,407,000)
6.01.02.08	Payroll and Related Taxes	47,000	213,000
6.01.02.09	Taxes and Social Contributions Payable	(224,000)	(502,000)
6.01.02.10	Legal Claims	(217,000)	(223,000)
6.01.02.11	Deferred revenue	43,000	201,000
6.01.02.12	Other Payables	(172,000)	(148,000)
6.01.02.16	Financial Investments	-	24,000
6.02	Net Cash Provided by (Used in) Investing Activities	(1,388,000)	(869,000)
6.02.03	Acquisition of Property and Equipment (note 15)	(1,170,000)	(898,000)
6.02.04	Increase in Intangible Assets (note 16)	(326,000)	(222,000)
6.02.05	Sales of Property and Equipment	57,000	47,000
6.02.06	Net Cash From Subsidiary Acquisition and Corporate Restructuring	-	204,000
6.02.07	Net Cash From Sale of Subsidiary	51,000	-
6.03	Net Cash Provided by Financing Activities	(1,252,000)	(945,000)
6.03.01	Capital Increase/Decrease	14,000	25,000
6.03.02	Borrowings	4,625,000	4,960,000
6.03.03	Payments (note 18)	(6,603,000)	(5,634,000)
6.03.05	Payments of Dividends	(397,000)	(222,000)
6.03.06	Acquisition of Subsidiary (note 22)	(74,000)	(67,000)
6.03.07	Transactions with non-controlling interests	(4,000)	(7,000)
6.03.08	Borrowings with Related Parties	1,187,000	-
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	173,000	-
6.05	Increase (Decrease) in Cash and Cash Equivalents	(5,735,000)	(1,766,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,149,000	8,367,000
6.05.02	Cash and Cash Equivalents at the End of the Period	5,414,000	6,601,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 09/30/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.04	Capital Transactions with Shareholders	14,000	18,000	-	(77,000)	-	(45,000)	4,000	(41,000)
5.04.01	Capital Increases	14,000	-	-	-	-	14,000	-	14,000
5.04.03	Options Granted	-	11,000	-	-	-	11,000	-	11,000
5.04.06	Dividends	-	-	-	(77,000)	-	(77,000)	-	(77,000)
5.04.09	Options Granted Recognized in Subsidiaries	-	7,000	-	-	-	7,000	4,000	11,000
5.05	Total Comprehensive Income	-	-	-	245,000	(95,000)	150,000	(299,000)	(149,000)
5.05.01	Net Income for the Period	-	-	-	245,000	-	245,000	(144,000)	101,000
5.05.02	Other Comprehensive Income	-	-	-	-	(95,000)	(95,000)	(155,000)	(250,000)
5.05.02.01	Adjusts to Financial Instruments	-	-	-	-	(1,000)	(1,000)	-	(1,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(93,000)	(93,000)	(154,000)	(247,000)
5.05.02.06	Defined Benefit Plan	-	-	-	-	(1,000)	(1,000)	(1,000)	(2,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(217,000)	-	-	(217,000)	(2,000)	(219,000)
5.06.05	Settlement of Equity Instrument	-	-	(212,000)	-	-	(212,000)	-	(212,000)
5.06.06	Transactions With Non-controlling interests	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.07	Closing Balance	6,806,000	300,000	3,288,000	168,000	(94,000)	10,468,000	3,605,000	14,073,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 09/30/2014

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000	3,229,000	12,712,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000	3,229,000	12,712,000
5.04	Capital Transactions with Shareholders	25,000	31,000	-	(72,000)	-	(16,000)	1,000	(15,000)
5.04.01	Capital Increases	25,000	-	-	-	-	25,000	-	25,000
5.04.03	Options Granted	-	29,000	-	-	-	29,000	-	29,000
5.04.06	Dividends	-	-	-	(72,000)	-	(72,000)	-	(72,000)
5.04.09	Options Granted Recognized in Subsidiaries	-	2,000	-	-	-	2,000	1,000	3,000
5.05	Total Comprehensive Income	-	-	-	785,000	-	785,000	302,000	1,087,000
5.05.01	Net Income for the Period	-	-	-	785,000	-	785,000	302,000	1,087,000
5.06	Internal Changes in Shareholders’ Equity	-	-	(17,000)	-	-	(17,000)	34,000	17,000
5.06.04	Gain/Loss in Equity Interest	-	-	(6,000)	-	-	(6,000)	(10,000)	(16,000)
5.06.06	Transactions With Non-controlling interests	-	-	(11,000)	-	-	(11,000)	44,000	33,000
5.07	Closing Balance	6,789,000	264,000	2,469,000	713,000	-	10,235,000	3,566,000	13,801,000

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2015 to 09/30/2015	Year To Date Current Period 01/01/2014 to 09/30/2014
7.01	Revenues	54,589,000	50,519,000
7.01.01	Sales of Goods, Products and Services	54,943,000	50,862,000
7.01.02	Other Revenues	65,000	16,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(419,000)	(359,000)
7.02	Products Acquired from Third Parties	(42,912,000)	(39,035,000)
7.02.01	Costs of Products, Goods and Services Sold	(37,920,000)	(34,901,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(4,992,000)	(4,134,000)
7.03	Gross Value Added	11,677,000	11,484,000
7.04	Retention	(820,000)	(667,000)
7.04.01	Depreciation and Amortization	(820,000)	(667,000)
7.05	Net Value Added Produced	10,857,000	10,817,000
7.06	Value Added Received in Transfer	723,000	567,000
7.06.01	Share of Profit of Subsidiaries and Associates	84,000	76,000
7.06.02	Financial Income	639,000	491,000
7.07	Total Value Added to Distribute	11,580,000	11,384,000
7.08	Distribution of Value Added	11,580,000	11,384,000
7.08.01	Personnel	5,291,000	4,613,000
7.08.01.01	Direct Compensation	3,811,000	3,338,000
7.08.01.02	Benefits	883,000	799,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	365,000	298,000
7.08.01.04	Other	232,000	178,000
7.08.01.04.01	Interest	232,000	178,000
7.08.02	Taxes, Fees and Contributions	3,321,000	3,004,000
7.08.02.01	Federal	2,103,000	1,935,000
7.08.02.02	State	1,023,000	894,000
7.08.02.03	Municipal	195,000	175,000
7.08.03	Value Distributed to Providers of Capital	2,867,000	2,680,000
7.08.03.01	Interest	1,675,000	1,569,000
7.08.03.02	Rentals	1,192,000	1,111,000
7.08.04	Value Distributed to Shareholders	101,000	1,087,000
7.08.04.02	Dividends	77,000	72,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	168,000	713,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	(144,000)	302,000

São Paulo, Brazil, October 29, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its 3Q15 results. The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2014, except where stated otherwise.

Third quarter 2015 Results

CONSOLIDATED

▪ Net sales totaled R$16.1 billion, highlight to the Food segment registering a 7.3% growth in the quarter, outperforming the industry (*);

▪ In September, the first month of consolidation for the Éxito Group, the Company recorded the best sales performance in the period, specifically in the non- food segment;

▪ Steady pace of investments, which totaled R$510 million, with the focus on organic expansion in higher-return formats. Twenty-three stores were opened in the quarter and 210 in the last 12 months;

▪ Strong financial structure with low leverage level, working capital gains, free cash flow and improved cash management.

FOOD BUSINESS

▪ Emphasis on store renovation program, especially in the Extra banner, with positive consumer reaction, observed by improvements in customer traffic and improved sales performance of around 1,000 basis points;

▪ Improvements in customer traffic across all banners, with gains in market share by Pão de Açúcar, Assaí and the Proximity format (Minimercado Extra and Minuto Pão de Açúcar);

▪ Multivarejo registered adjusted EBITDA margin of approximately 7.0%, similar to the margin since the beginning of the year, which demonstrates its resilience despite the worsening of consumption and sector indicators during the year;

▪ Solid and consistent result delivered by Assaí, with adjusted EBITDA expansion of 44.1%, and margin expansion increasing 60 basis points to reach 4.0% in the quarter.

VIA VAREJO

▪ Continuation of measures to improve efficiency and optimize costs;

▪ Intensification of commercial initiatives to drive sales growth and gain market share;

▪ Acceleration of Click & Collect: Via Varejo inventory being sold through casasbahia.com.br and pontofrio.com.br websites, with product pick-ups possible in all Via Varejo stores;

▪ "Crescer Mais" Project rollout: 100 mobile store-in-store, 56 new concept furniture stores, 36 banner conversions and opening of 5 new stores (86 new stores in the last 12 months).

CNOVA

▪ Solid growth (GMV +17.6%) despite challenging macro environment in Brazil with strategic initiatives on track and increased focus and discipline in cost efficiency.

(*) Based on data published by the Brazilian Supermarkets Association (ABRAS)

			Consolidated (1)				Food Businesses			Via Varejo
(R$ million)(2)	3Q15	3Q14	Δ	9M15	9M14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ

GrossRevenue (3)	17,856	17,356	2.9%	54,943	50,862	8.0%	9,574	8,941	7.1%	4,615	5,964	-22.6%
Net Revenue (3)	16,061	15,649	2.6%	49,405	45,860	7.7%	8,852	8,253	7.3%	4,077	5,280	-22.8%
Gross Profit	3,758	4,015	-6.4%	11,734	11,700	0.3%	2,126	2,058	3.3%	1,343	1,738	-22.7%
Gross Margin	23.4%	25.7%	-230 bps	23.8%	25.5%	-170 bps	24.0%	24.9%	-90 bps	32.9%	32.9%	0 bps
Total Operating Expenses	(3,347)	(2,874)	16.5%	(9,778)	(8,469)	15.5%	(1,684)	(1,478)	14.0%	(1,280)	(1,219)	5.0%
% of Net Revenue	20.8%	18.4%	240 bps	19.8%	18.5%	130 bps	19.0%	17.9%	110 bps	31.4%	23.1%	830 bps
EBITDA (4)	445	1,167	-61.9%	2,058	3,307	-37.8%	455	593	-23.3%	77	529	-85.5%
EBITDA Margin	2.8%	7.5%	-470 bps	4.2%	7.2%	-300 bps	5.1%	7.2%	-210 bps	1.9%	10.0%	-810 bps
Adjusted EBITDA(5)	677	1,185	-42.9%	2,443	3,418	-28.5%	536	608	-11.8%	196	544	-64.0%
Adjusted EBITDA Margin	4.2%	7.6%	-340 bps	4.9%	7.5%	-260 bps	6.1%	7.4%	-130 bps	4.8%	10.3%	-550 bps
Net Financial Revenue (Expenses)	(344)	(378)	-8.8%	(1,039)	(1,078)	-3.6%	(205)	(171)	19.7%	(69)	(147)	-53.5%
% of Net Revenue	2.1%	2.4%	-30 bps	2.1%	2.3%	-20 bps	2.3%	2.1%	20 bps	1.7%	2.8%	-110 bps
Company's Net Profit (Loss)	(122)	391	n.a.	101	1,087	-90.7%	44	185	-75.9%	(12)	224	n.a.
Net Margin	-0.8%	2.5%	-330 bps	0.2%	2.4%	-220 bps	0.5%	2.2%	-170 bps	-0.3%	4.3%	-460 bps
Adjusted Net Income - Company (6)	49	396	-87.7%	403	1,166	-65.4%	106	189	-44.2%	66	234	-71.7%
Adjusted Net Margin	0.3%	2.5%	-220 bps	0.8%	2.5%	-170 bps	1.2%	2.3%	-110 bps	1.6%	4.4%	-280 bps

(1) Includes the results of Cnova (Cnova Brasil + Cdiscount Group); (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Includes revenue from lease of commercial centers; (4) Earnings before interest, tax, depreciation and amortization; (5) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (6) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

Sales Performance

Net Revenue		3Q15 x		2Q15 x
		3Q14		2Q14
(R$ million)	3Q15	Δ	2Q15	Δ
Consolidated (1)	16,061	2.6%	16,108	6.0%
Food Businesses	8,852	7.3%	8,953	6.4%
Multivarejo (2)	6,287	2.1%	6,508	0.7%
Assaí	2,564	22.3%	2,445	25.6%
Non-Food Businesses	7,227	-2.5%	7,172	5.3%
Cnova (3)	3,132	48.0%	2,848	122.0%
Via Varejo (4)	4,095	-22.7%	4,324	-21.7%

Net 'Same-Store' Sales
	3Q15	2Q15
Consolidated (1)	-2.7%	-3.5%
Multivarejo + Assaí	3.3%	1.8%
Cnova (3)	23.4%	24.7%
Via Varejo (4)	-24.6%	-23.5%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volumes; (4) Includes revenue from intercompany transactions. Excluding the closure of stores to comply with the decision by Brazil's antitrust agency CADE, the decrease in the quarter would have been 21.9%.

Sales Performance – Consolidated

▪  In 3Q15, consolidated net sales totaled R$16.1 billion, up 2.6%. In the Food segment (Multivarejo + Assaí), net sales grew 7.3%, with the highlight being the continued strong performance by Assaí (+22.3%);

▪  The current macroeconomic environment has proved highly adverse for consumption during the year. While the food segment demonstrates greater resilience, the non-food segment (Via Varejo + Cnova) is being affected more intensely and as a result, its sales declined by 2.5%;

▪  The Company maintained its organic growth plan, with the focus on higher-return formats. Twenty-three new stores were opened in the quarter, of which 18 were in the Food segment (7 Minimercado Extra, 6 Minuto Pão de Açúcar, 4 Pão de Açúcar and 1 Assaí) and 5 were Casas Bahia stores. A total of 210 new stores were opened in the last 12 months.

Food Business (Multivarejo + Assaí)

▪  Net sales grew 7.3% to reach R$8.9 billion in the quarter. A total of 124 new stores were opened in the last 12 months, which included 100 Proximity stores (71 Minimercado Extra and 29 Minuto Pão de Açúcar), 11 Pão de Açúcar, 8 Assaí, 4 Extra Supermercado stores and 1 drugstore;

▪  Same-store sales increased 3.3%, up 60 basis points from 1H15. This improvement was driven by the solid double-digit growth posted by Assaí, resulting from greater price consciousness among       consumers and the healthy performance of the 52 renovated Extra stores (28 Hypermarkets and 24 Supermarkets), whose delivery started in May and which are already outperforming non-renovated stores by 1,000 basis points;

▪         Roll-out of Extra renovations: by the end of 2015, about 60 stores (35 Hypermarkets and 25 Supermarkets), or the equivalent of 25% of the banner's sales, will undergo extensive renovation that includes not only the layout, but also new assortments and improvements in customer service. By the end of 2016, the renovation plan should encompass 50% to 60% of sales;

▪         As in previous quarters, Assaí posted solid net sales growth of 22.3%, reflecting the double-digit same-store sales growth in relation to 1H15, caused by greater price consciousness among consumers. Strong expansion remains the banner’s focus, with one more store opened in 3Q15, bringing to 8 the total number of stores opened in the last 12 months. In 2015, 10 to 12 new Assaí stores will be opened;

▪        It is important to note the resilience of the food category, which has maintained growth of approximately 4.0% in the last 9 months, underlining the importance of the multi-format strategy. The Company will continue to focus on balancing its store portfolio by concentrating expansion on higher-return formats (Assaí, Proximity and Pão de Açúcar) and by continuing the modernization of the Extra chain.

Via Varejo

▪        The third quarter of 2015 was marked by a strong decline in consumption, with the Consumer Confidence Index reaching its lowest level in the historical data series published by FGV IBRE (down 25.9% in September 2015 in relation to September 2014)

▪         In 3Q15, net sales totaled R$4.1 billion, down 22.7% from 3Q14 and 24.6% on a same-store basis. In 3Q15, five Casas Bahia stores were opened, bringing the total store openings to 26 in the year and 86 in the last 12 months;

▪        On the other hand, services such as extended warranty increased penetration due to initiatives such as training for 100% of sales force, pricing strategy and sales campaigns. Payment book sales remained stable in relation to other forms of payment;

▪        Initiatives under the “Crescer Mais” Project continued to deliver sales results that outperformed the company‘s average:

o        Renovation of the Furniture category: redesign of the sales area and revamp of product lines, already implemented in 56 stores which grew 1,600 basis points above the average of the non-renovated stores YTD. The Furniture category yields the highest gross margin for Via Varejo;

o        Renovation of the Telephone category: complete revamp of the buying experience, with better service and options to try out products. In the 100 stores already renovated, growth was 3,800 basis points higher than the average of non-renovated stores YTD;

o        Banner Conversion: conversion of 36 Pontofrio stores to Casas Bahia stores. Via Varejo should accelerate the conversion plan in order to drive sales growth and profitability.

Cnova

The following comments are part of the Cnova sales release published on October 9, 2015.

Cnova	3Q15(5)	3Q14(5)	Change
			Reported	Constant Currency(6)
GMV(7) (€ millions)	1,121.2	1,094.1	+2.5%	+17.6%
Cdiscount	649.1	555.3	+16.9%	+17.1%
France	640.1	552.4	+15.9%
International	9.0	2.9	+208.3%	+244.2%
Cnova Brazil	472.2	538.8	-12.4%	+18.1%
Cnova Brazil (R$ millions)	1,920.0	1,625.6	+18.1%
Marketplace share(8)	22.7%	12.4%	+1,032 bps
Cdiscount France	29.8%	20.5%	+931 bps
Cnova Brazil	12.8%	4.2%	+862 bps
Net sales (€ millions)	781.4	837.3	-6.7%	+9.1%
Cdiscount	410.3	379.5	+8.1%	+8.3%
France	402.5	377.0	+6.8%
International	7.8	2.5	+213.7%	+247.5%
Cnova Brazil	371.1	457.8	-18.9%	+9.8%
Cnova Brazil (R$ millions)	1,515.8	1,380.6	+9.8%
Traffic (visits in millions)	405.8	318.3	+27.5%
Cdiscount France	180.7	136.0	+32.8%
Cnova Brazil	212.9	179.5	+18.6%
Mobile share	40.2%	27.4%	+1,280 bps
Cdiscount France	49.8%	37.2%	+1,265 bps
Cnova Brazil	32.4%	20.5%	+1,189 bps
Click-&-Collect pick-up points	21,767	17,206	+26.5%
Active customers(9) (millions)	15.4	12.8	+20.2%
Number of items sold (millions)	15.3	13.2	+16.0%
Orders(10) (millions)	9.1	7.8	+17.0%

 (5) The operations of Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued on July 1, 2015. These operations have no impact on 2014 results as they did not exist in that period. MonShowRoom was reclassified as a discontinued operation (exclusively for Cdiscount) on January 1, 2014. (6) Average euro/real exchange rate in the third quarter: 2014 = 3.01; 2015 = 3.96. (7) Gross Merchandise Volume (GMV) = sale of merchandise + other revenue + sales in the marketplace (calculated based on orders approved and delivered) + taxes. (8) Includes sales through the marketplaces of www.cdiscount.com in France, as well as the websites extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil. (9) Active customers at the end of September who made at least one purchase in one of the company's websites in the 12-month period, calculated for each website, since we operate multiple websites with specific user identification systems, which may lead to double counting of the same person. (10) Total number orders placed by customers prior to cancelation due to fraud or non-payment of orders.

▪        GMV amounted to €1,122 million in 3Q15, increasing 17.6% on a constant currency basis compared to the same period in 2014. After taking into account the strong negative impact (-15.1%) of the depreciation of the Brazilian real versus the Euro, reported GMV grew by 2.5%.  At Cdiscount France, total GMV was up 15.9%.  At Cnova Brazil, GMV increased by 18.1% in local currency, as promotional pricing partially compensated for the deteriorating Brazilian economic environment.

o     The marketplace share of total GMV increased 1,032 basis points in 3Q15 and reached 22.7% compared to 12.4% in 3Q14. Cdiscount France’s marketplace share reached       29.8%, while Cnova Brazil's share reached 12.8%. As of September 30, 2015, active marketplace sellers increased by 97% to almost 10,500 while the number of marketplace product offerings expanded from 11.4 million to 26.0 million (+129%).

o     Active customers increased by 20.2% and the number of items sold increased by 16.0%.

▪        Net sales totaled €781 million in 3Q15, up 9.1% on a constant currency basis compared to 3Q14. The growth rate was -6.7% after taking into account the negative exchange rate impact of -15.8%.

o       Net sales at Cdiscount were up 8.1% (of which +1.4% was attributable to new international operations) on a high comparison basis, and partly reflected the Group’s emphasis on gross margin improvement during the quarter. Home furnishings and household appliances accounted for approximately half of direct sales and recorded double-digit growth. Marketplace commissions increased by 84% on the previous year.

Net sales coming from international operations were driven primarily by activity in Colombia, Thailand and Vietnam.

o        Net sales at Cnova Brazil increased by 9.8% (on a constant currency basis). Development of all product categories to increase the overall portfolio and orient product mix toward higher margin categories continued at a satisfactory rate.  Marketplace commissions grew by 255%.

▪      Traffic rose to 406 million visits during 3Q15 (+27.5% on the year-ago period), of which approximately 75% is non-paid. Share of mobile devices in the traffic grew by 1,280 basis points to 40.2%.

▪      The continued roll-out of customer preferred Click-&-Collect (“C&C”) pick-up points in all markets:

o      C&C pick-up points in France surpassed 19,500 and included more than 500 pick-up points for large items (> 30 kg)

o       Cnova Brazil continued to increase the number of C&C pick-up points (more than 1,250), while the take-up rate in São Paulo state on the Extra.com.br website was 15%.

Operating Performance

Consolidated Pro Forma (*)

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue (1)	14,189	14,905	-4.8%	44,476	45,481	-2.2%
Net Revenue (1)	12,929	13,532	-4.5%	40,475	41,153	-1.6%
Gross Profit	3,469	3,796	-8.6%	10,933	11,231	-2.7%
Gross Margin	26.8%	28.1%	-130 bps	27.0%	27.3%	-30 bps
Selling Expenses	(2,475)	(2,381)	3.9%	(7,559)	(7,133)	6.0%
General and Administrative Expenses	(311)	(314)	-1.1%	(927)	(910)	1.9%
Equity Income	22	28	-23.0%	84	78	8.2%
Other Operating Revenue (Expenses)	(200)	(30)	578.1%	(268)	(122)	119.9%
Total Operating Expenses	(2,965)	(2,697)	9.9%	(8,671)	(8,087)	7.2%
% of Net Revenue	22.9%	19.9%	300 bps	21.4%	19.7%	170 bps
Depreciation (Logistic)	27	23	17.5%	84	67	24.1%
EBITDA	532	1,122	-52.6%	2,346	3,211	-26.9%
EBITDA Margin	4.1%	8.3%	-420 bps	5.8%	7.8%	-200 bps
Adjusted EBITDA (2)	732	1,152	-36.5%	2,614	3,333	-21.6%
Adjusted EBITDA Margin	5.7%	8.5%	-280 bps	6.5%	8.1%	-160 bps

(1) Includes revenue from lease of commercial centers; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

(*) Cnova international operations started being consolidated into GPA in August 2014 and hence the 3Q15 results reflect 3 months of these operations, while 3Q14 results reflect only 2 months of operations. For comparison purposes, the table above and following comments reflect the 3Q15, 3Q14, 9M15 and 9M14 results excluding the consolidated results of Cnova (Cnova Brasil and international operations).

Gross margin reached 26.8% in the quarter, lower than in 3Q14, due to the lower contribution of Via Varejo in the Company’s gross profit.

The 3.4% increase in selling, general and administrative expenses, which was significantly below inflation in the period, reflects the Company's efforts to optimize expenses in both the Food segment and Via Varejo. Expenses in the quarter were impacted by expenses related to organic expansion, with the opening of 210 new stores in the last 12 months.

EBITDA adjusted by Other Operating Income and Expenses came to R$732 million, with margin of 5.7%, impacted by weaker consumption levels, mainly affecting Via Varejo.

Multivarejo

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue (1)	6,794	6,675	1.8%	20,991	20,671	1.5%
Net Revenue (1)	6,287	6,156	2.1%	19,400	19,048	1.8%
Gross Profit	1,758	1,767	-0.5%	5,385	5,283	1.9%
Gross Margin	28.0%	28.7%	-70 bps	27.8%	27.7%	10 bps
Selling Expenses	(1,190)	(1,098)	8.3%	(3,635)	(3,304)	10.0%
General and Administrative Expenses	(161)	(163)	-1.2%	(469)	(467)	0.5%
Equity Income	16	20	-20.9%	61	55	11.4%
Other Operating Revenue (Expenses)	(80)	(15)	446.3%	(184)	(106)	72.5%
Total Operating Expenses	(1,415)	(1,256)	12.7%	(4,227)	(3,822)	10.6%
% of Net Revenue	22.5%	20.4%	210 bps	21.8%	20.1%	170 bps
Depreciation (Logistic)	12	12	1.9%	38	34	10.5%
EBITDA	354	522	-32.2%	1,196	1,495	-20.0%
EBITDA Margin	5.6%	8.5%	-290 bps	6.2%	7.9%	-170 bps
Adjusted EBITDA (2)	434	537	-19.1%	1,380	1,602	-13.9%
Adjusted EBITDA Margin	6.9%	8.7%	-180 bps	7.1%	8.4%	-130 bps

(1) Includes revenue from lease of commercial centers; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

During the course of the year, the macroeconomic environment has significantly affected household consumption, yet Multivarejo has shown resilience and continues to post virtually stable margins since the start of the year.

Gross margin reached 28.0%, similar to the margin in the first half of the year, mainly resulting from continued competitive pricing efforts, especially in the Extra banner. In 9M15, gross margin increased slightly compared to 9M14 (+10 basis points), despite a more cautious consumption scenario.

Differently from previous periods, when selling, general and administrative expenses grow at around 10%, in 3Q15 these expenses grew 7.1%, lagging inflation in the period, as a result of initiatives being implemented since late-2Q15 to adjust the Company’s level of expenses, particularly rental renegotiation and optimization of advertising expenses. In addition, operational improvements at the stores, revamped processes and efficiencies in logistics enabled the streamlining of headcount with no impact on service level at the stores.

In the quarter, Adjusted EBITDA reached R$ 434 million, with margin of 6.9%, in line with the margin in the first half of the year, which shows an important stability at Multivarejo despite the worsening macroeconomic environment during the year. The EBITDA margin difference between the 3Q15 and 3Q14 is mainly related to the pressure of higher inflation on expenses and higher electricity expenses. As in the previous quarter, other operating income and expenses were mainly related to restructuring and write-off of property and equipment.

Assaí

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue	2,779	2,266	22.7%	7,922	6,336	25.0%
Net Revenue	2,564	2,097	22.3%	7,321	5,874	24.6%
Gross Profit	368	291	26.4%	1,019	804	26.8%
Gross Margin	14.4%	13.9%	50 bps	13.9%	13.7%	20 bps
Selling Expenses	(235)	(194)	20.9%	(686)	(549)	25.0%
General and Administrative Expenses	(32)	(27)	20.3%	(88)	(67)	31.1%
Other Operating Revenue (Expenses)	(1)	(0)	631.2%	2	(0)	n.a.
Total Operating Expenses	(269)	(222)	21.3%	(771)	(616)	25.2%
% of Net Revenue	10.5%	10.6%	-10 bps	10.5%	10.5%	0 bps
Depreciation (Logistic)	1	1	42.4%	3	2	90.3%
EBITDA	101	71	42.5%	251	190	32.4%
EBITDA Margin	3.9%	3.4%	50 bps	3.4%	3.2%	20 bps
Adjusted EBITDA (1)	102	71	44.1%	249	190	31.0%
Adjusted EBITDA Margin	4.0%	3.4%	60 bps	3.4%	3.2%	20 b

(1) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Assaí continued to post solid net sales growth of 22.3% in the quarter, for total net sales of R$ 2.564 billion, reflecting a combination of double-digit same-store sales growth and continuous organic expansion. The acceleration in customer traffic was one of the highlights in the period, driven by increased price sensibility on consumers side. Eight stores opened in the last 12 months and 10-12 stores are scheduled for opening in 2015.

In terms of operating efficiency, note that the Adjusted EBITDA grew 44.1%, outpacing sales growth in the period, which corroborates the consistency and solidity of the format. EBITDA margin was 4.0%, expanding by 60 basis points in the period. The solid EBITDA performance was driven by gross margin expansion, reaching 14.4% on the maturity of stores opened in the last 12 months, as well as on the reduction on selling, general and administrative expenses as percentage of net sales, from 10.6% in 3Q14 to 10.4% in 3Q15, despite the inflationary pressures on expenses, higher electricity costs and expenses with store expansion (8 stores opened in the last 12 months).

In 9M15, adjusted EBITDA amounted to R$249 million, up 31.0%, with margin of 3.4%, expansion of 20 basis points from 9M14.

It is important to mention that the cash generated in the last 12 months already allows the business unit to finance its strong organic growth.

Via Varejo (1)
(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue	4,615	5,964	-22.6%	15,563	18,474	-15.8%
Net Revenue	4,077	5,280	-22.8%	13,755	16,230	-15.3%
Gross Profit	1,343	1,738	-22.7%	4,528	5,143	-12.0%
Gross Margin	32.9%	32.9%	0 bps	32.9%	31.7%	120 bps
Selling Expenses	(1,050)	(1,089)	-3.5%	(3,238)	(3,280)	-1.3%
General and Administrative Expenses	(117)	(124)	-5.6%	(370)	(376)	-1.7%
Equity Income	6	8	-27.9%	23	23	0.4%
Other Operating Revenue (Expenses)	(119)	(15)	709.0%	(87)	(15)	471.5%
Total Operating Expenses	(1,280)	(1,219)	5.0%	(3,672)	(3,649)	0.6%
% of Net Revenue	31.4%	23.1%	830 bps	26.7%	22.5%	420 bps
Depreciation (Logistic)	15	11	31.9%	42	31	35.3%
EBITDA	77	529	-85.5%	898	1,526	-41.1%
EBITDA Margin	1.9%	10.0%	-810 bps	6.5%	9.4%	-290 bps
Adjusted EBITDA (2)	196	544	-64.0%	985	1,541	-36.1%
Adjusted EBITDA Margin	4.8%	10.3%	-550 bps	7.2%	9.5%	-230 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Despite a scenario of a sharp decline in consumption, gross margin remained stable in relation to 3Q14 as a result of: i) decrease of 150 bps in margin from goods to adjust sales competitiveness; ii) increase in penetration of services on the sale of goods, due to sales force training programs, pricing strategy and sales campaings; iii) maturation of new revenue streams from freight and assembling; and iv) other gains such as logistics and commercial synergies with other group companies.

During the quarter, the Company intensified the cost reduction measures it launched in 2Q15 to adjust the cost structure to current sales levels, and mitigate inflationary pressures for lower dilution of fixed expenses, notable among them being:

▪        Optimization of headcount, with the reduction of approximately 6,000 jobs in 3Q15 and around 11,000 jobs in the year;

▪        Closure of 31 stores in the quarter with high operating costs and negative contribution margin, totaling 36 store closures in the year (excluding closures related to the decision of Brazil’s antitrust authority CADE)

▪         In 9M15, one distribution center and five warehouses were closed to optimize the logistics network;

▪         Renegotiation of approximately 40% of total store lease agreements.

Other operating income and expenses totaled R$119 million in the quarter, related to costs with the Company's restructuring initiatives.

It is noteworthy that the savings with the cost reduction initiatives have not been fully captured in the 3T15.

Adjusted EBITDA stood at R$196 million in the quarter, with margin of 4.8%.

The following comments are part of the Cnova earnings release published on October 28, 2015. Amounts are in Euros, which is the reporting currency of this entity, and refer to the consolidated results of Cnova N.V on comparable bases  (Cnova international operations are fully reflected in 3Q14). They therefore differ from GPA’s consolidated results in 3Q14, which reflect the consolidation of Cdiscount in Cnova only for the months of August and September.

Cnova

Key Figures (€ million)	Sept. 30, 2015[2]	Sept. 30, 2014[2]

3rd quarter:
Gross merchandise volume (GMV)	1,121	1,094
Net sales	781	837
Gross profit	97	113
Gross margin	12.5%	13.5%
Gross margin (like-for-like*)	12.6%	13.6%
SG&A	(119)	(113)
Operating EBIT	(22)	0
o/w: France	1	(4)
Brazil	(14)	6
International**	(6)	(1)
Net profit/(loss) for the period	(36.6)	(15.3)
Adjusted EPS[1]	(0.06)	(0.03)

Last 12 months:
Net cash from continuing operating activities	109	132
o/w Change in Operating Working Capital	137	86
Capex	(85)	(65)
Free cash flow	23	67

* Like-for-like: excluding the impact from international expansion outside of France and Brazil

**Colombia, Thailand, Vietnam, Ivory Coast, Senegal and Cameroon.

(1) Non-GAAP financial measure. (2) Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  MonShowroom has been re-classified as a discontinued activity (IFRS 5) as of January 1, 2014.

Gross profit was resilient and totaled €97 million with an associated gross margin of 12.5% (12.6% like-for-like, that is, excluding the impact from international expansion outside France and Brazil).

▪         Gross profit at Cdiscount France increased more than 20% and the gross margin improved by 186 basis points thanks to the growing marketplace offer as well as lower promotional activity during the 3rd quarter 2015.

▪          At Cnova Brazil, the sharp slowdown in consumer demand combined with an aggressive pricing environment to more than offset the positive impact of marketplace expansion. As a result, gross margin declined by 352 basis points.

SG&A costs increased to €119 million (15.2% of net sales compared to 13.4% of net sales in 3Q14). Most of this increase (€6 million) was related to new costs associated with international operations. On a like-for-like basis, SG&A costs increased 1.0% including higher marketing expenses as well as higher IT spend for platform upgrades, especially in mobile technology.

As a result, operating EBIT totaled €(22) million, including Cdiscount France at +€1 million and Cnova Brazil at €(14) million. After taking into account other expenses of €7 million (mostly restructuring costs related to Panama/Ecuador/Kids and Garden operations closure and impairment of obsolete IT platform assets), total operating profit during the quarter was €(29) million.

Net financial expense was €17 million, stable (-1.1%). The increase in the Brazilian interest rate (SELIC) in the period was offset partially by lower average number of installments in Cnova Brazil sales (7.2 average installments in 3Q15, down from 7.8 average installments in 3Q14).

Net loss including discontinued activities amounted to € (37) million with an adjusted EPS of € (0.06).

Cash Management

On a trailing twelve month basis:

Net cash from continuing operating activities at September 30, 2015 amounted to €109 million (versus €132 million for the same period at September, 2014) and included a positive change in operating working capital of +€137 million (+€86 million in 2014).

Capex (purchase of property, equipment and intangible assets) increased by €20 million to €85 million and represented 2.4% net sales at September 30, 2015. The increase was due primarily to enhancements to the IT platforms and mobile technology. 3Q15 capex was lower y-o-y as management is placing even more emphasis on cash control in the current environment.

As a result, free cash flow remained positive at €23 million.

Action plan Brazil:

Given the new market condition in Brazil, Cnova is putting into place an action plan designed primarily along the following three lines:

•         Promotions policy: fine tune to achieve a better growth/margin balance

•         Product catalogue expansion: increase high margin references

•         Logistics operations: cost cutting (e.g. closure of Aldeia DC), increase productivity and reduce inventory shortages.

Outlook

In the near-term, visibility in Brazil is extremely low, and this is not currently expected to improve by the end of the year. As a result, the Company is providing no 4th quarter 2015 outlook; it is focusing on operational management and concentrating its efforts on finding the right balance between top line growth and profitability while maximizing free cash flow generation.

Financial Result

Consolidated
(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Financial Revenue	185	159	17.0%	637	491	29.6%
Financial Expenses	(530)	(536)	-1.2%	(1,676)	(1,569)	6.8%
Cost of Sale of Receivables of Credit Card	(109)	(171)	-35.8%	(428)	(536)	-20.0%
Cost of Discount of Receivables of Payment Book	(79)	(87)	-9.1%	(246)	(251)	-2.0%
Cost of Debt and Others	(341)	(279)	22.5%	(1,002)	(783)	27.9%
Net Financial Revenue (Expenses)	(344)	(378)	-8.8%	(1,039)	(1,078)	-3.6%
% of Net Revenue	2.1%	2.4%	-30 bps	2.1%	2.3%	-20 bps

Net financial revenue (expense) decreased 8.8% in the quarter to R$344 million, despite the 29.2% hike in interest rate (average CDI rate).

The main variations in net financial result were:

▪  Increase of R$ 26 million in financial revenue or 17%, below the hike in CDI, due to the lower average cash position in the quarter;

▪  Reduction of R$70 million in the cost of sale of credit card and payment book receivables, due to:

(i)      the cash management strategy adopted by the Company which has the effect of reducing the frequency of advancing of credit card receivables and, consequently, the volume discounted; and

(ii)     the impact of lower sales at Via Varejo on total volume of receivables;

▪  Increase of R$62 million in the cost of debt and others, below the hike in CDI.

As a ratio of net revenue, net financial result decreased from 2.4% in 3Q14 to 2.1% in 3Q15.

Net Income

Consolidated

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

EBITDA	445	1,167	-61.9%	2,058	3,307	-37.8%
Depreciation (Logistic)	(34)	(26)	30.6%	(102)	(77)	32.9%
Depreciation and Amortization	(245)	(207)	18.5%	(716)	(589)	21.5%
Net Financial Revenue (Expenses)	(344)	(378)	-8.8%	(1,039)	(1,078)	-3.6%
Income (Loss) before Income Tax	(178)	557	n.a.	201	1,563	-87.2%
Income Tax	57	(166)	n.a.	(100)	(476)	-79.0%
Net Income (Loss) - Company	(122)	391	n.a.	101	1,087	-90.7%
Net Margin	-0.8%	2.5%	-330 bps	0.2%	2.4%	-220 bps
Net Income (Loss) - Controlling Shareholders	(7)	277	n.a.	245	785	-68.7%
Net Margin - Controllings Shareholders	0.0%	1.8%	-180 bps	0.5%	1.7%	-120 bps

Other Operating Revenue (Expenses)	(232)	(18)	1199.3%	(385)	(110)	248.7%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	62	12	414.3%	82	32	159.3%
Adjusted Net Income - Company (1)	49	396	-87.7%	403	1,166	-65.4%
Adjusted Net Margin - Company	0.3%	2.5%	-220 bps	0.8%	2.5%	-170 bps
Adjusted Net Income - Controlling Shareholders (1)	99	283	-64.9%	448	857	-47.8%
Adjusted Net Margin - Controlling Shareholders	0.6%	1.8%	-120 bps	0.9%	1.9%	-100 bps

 (1) Net Income adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Cnova international operations started being consolidated into GPA in August 2014 and hence for comparison purposes, note that the results of these operations were not fully reflected in 3Q14. On a comparable basis, i.e. excluding the consolidated results of Cnova (Cnova Brasil and international operations) in 3Q15 and 3Q14, net income came to R$32 million, with net margin of 0.2%.

The quarter was mainly affected by the following factors:

i)    Via Varejo results, which have been negatively impacted by the decline in the consumption of durable goods;

ii)   Other operating income and expenses related chiefly to restructuring expenses (adjustments to the Company’s structure and store closures).

The Company’s net income, excluding other operating income and expenses mentioned above, came to R$49 million, while net income of controlling shareholders came to R$99 million.

Indebtedness

Consolidated

(R$ million)	09.30.2015	09.30.2014

Short Term Debt	(2,093)	(2,999)
Loans and Financing	(817)	(1,149)
Debentures	(1,276)	(1,850)
Long Term Debt	(4,267)	(3,817)
Loans and Financing	(3,370)	(1,719)
Debentures	(897)	(2,097)
Total Gross Debt	(6,360)	(6,815)
Cash and Financial investments	5,414	6,601
Net Debt	(946)	(214)
EBITDA (1)	3,680	4,615
Net Debt / EBITDA(1)	-0.26x	-0.05x
Payment Book - Short Term	(2,153)	(2,627)
Payment Book - Long Term	(122)	(120)
Net Debt with Payment Book	(3,221)	(2,961)
Net Debt with Payment Book / EBITDA(1)	-0.88x	-0.64x
On balance Credit Card Receivables	1,230	317
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(1,991)	(2,644)
Net Debt with Payment Book and Credit Card Receivables not sold(2) / EBITDA(1)	-0.54x	-0.57x

(1)    EBITDA in the last 12 months.

(2)    Including R$1,230 million credit card receivables not sold in the quarter, for comparison purpose with the 3Q14.

The Company ended 3Q15 with a lower leverage level than in the same period the previous year and a significant balance of cash and financial investments, which demonstrates the  Group’s solid financial health.

Cash reserve and financial investments came to R$5.4 billion, besides the R$1.2 billion of receivables that were not sold in the quarter.

Net debt to EBITDA ratio decreased from 0.57 times in 3Q14 to 0.54 times in 3Q15, driven by the R$653 million decrease in net debt, including the payment book operation and balance of credit card receivables not sold.

The debt maturity profile, including the payment book operation, was lengthened by 165 days compared to on September 30, 2014.

The Company had its rating reaffirmed by Standard & Poor’s (brAA+ positive outlook) in September 2015 and by Fitch (brAA+ stable outlook) in October 2015.

Simplified Cash Flow Statement

Consolidated

(R$ million)	3Q15	3Q14	9M15	9M14

Cash Balance at beginning of period	6,811	5,356	11,149	8,367

Cash Flow from operating activities	(808)	769	(3,268)	48
EBITDA	445	1,167	2,058	3,307
Cost of Sale of Receivables	(188)	(256)	(674)	(786)
Working Capital	(1,337)	(381)	(3,816)	(2,435)
Assets and Liabilities Variation	272	239	(836)	(38)
Cash flow from investment activities	(443)	(308)	(1,388)	(869)
Net Investment	(487)	(512)	(1,439)	(1,073)
Acquisition and Others	44	204	51	204

Change on net cash after investments	(1,251)	461	(4,656)	(821)

Cash Flow from financing activities	(316)	785	(1,252)	(945)
Dividends payments and others	(39)	(36)	(397)	(222)
Net Payments	(277)	821	(855)	(723)

Change on net cash	(1,568)	1,245	(5,908)	(1,766)

Exchange rate	171	-	173	-

Cash Balance at end of period	5,414	6,601	5,414	6,601

Net debt	(946)	(214)	(946)	(214)

Cash balance at the close of 3Q15 was R$5.4 billion. The variation from the same period last year is due to the cash management strategy of a lower sale of receivables. As a result, accounts receivable increased 8 days(1) between 3Q14 and 3Q15 and negatively affected the working capital by R$1.2 billion.

The Company continued to demonstrate significant financial strength during the year with the cash disbursement of almost R$ 180 million(2) in the quarter despite the challenging scenario.

(1)    In COGS days

(2)    For comparison purposes, includes credit card receivables not sold in working capital, in the amount of R$ 1.230 million in 3Q15 and R$ 317 million in 3Q14.

Capital Expenditure (Capex)

		Consolidated					Food Businesses			Via Varejo
(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ

New stores and land acquisition	158	132	19.0%	416	354	17.6%	140	104	35.0%	17	29	-39.7%
Store renovations and conversions	155	88	76.1%	448	218	105.2%	137	53	158.8%	18	36	-49.4%
Infrastructure and Others	187	297	-37.0%	626	539	16.2%	89	177	-49.7%	34	79	-57.0%
Non-cash Effect
Financing Assets	10	15	-32.5%	6	9	-33.4%	10	15	-32.5%	-	-	n.a.
Total	510	532	-4.3%	1,496	1,120	33.6%	376	349	7.9%	69	144	-51.7%

The Group’s investments totaled R$510 million in the quarter, of which 74% was invested in the Food segment and 14% in Via Varejo.

In the Food segment, in line with the organic growth strategy, 18 new stores were opened in the quarter, including 7 Minimercado Extra, 6 Minuto Pão de Açúcar, 4 Pão de Açúcar and 1 Assaí store. Besides continuing with the plan to renovate Extra stores (52 stores renovated to date: 28 Hypermarkets and 24 Supermarkets), the Company also renovated Pão de Açúcar and Assaí stores.

At Via Varejo, the “Crescer Mais” Project initiatives were intensified amidst a scenario of steep decline in consumption: i) renovation of the furniture category in 56 stores; ii) renovation of the telephony category in 100 stores; iii) strengthening of the Ponto Frio banner through improvements in operations and financial services, and the conversion of 36 stores to better position them for Casas Bahia. It is important to mention the opening of five more Casas Bahia stores.

For 2015, the Company’s target is to open: 70 Proximity stores, 10 to 12 Assaí stores and 5 Pão de Açúcar stores. It also plans to maintain the pace of renovations in the Food segment during the year, while strengthening initiatives of the “Crescer Mais” project for Via Varejo.

Dividends

Dividends 3Q15

The Board of Directors meeting held on October 29, 2015 approved the distribution of interim dividends based on the net income recorded on the balance sheet of September 30, 2015, in the amount of R$38.5 million, which corresponds to R$0.15 per preferred share and R$0.136365 per common share.

Shareholders of record on October 30, 2015 will be entitled to the dividends. As of November 03, 2015, the shares will trade ex-dividends.  Dividends will be paid on November 11, 2015.

Appendix I – Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Electro (sale of electronics and home appliances in brick-and-mortar stores) and E-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses
(R$ million)	09.30.2015	06.30.2015	09.30.2014	09.30.2015	06.30.2015	09.30.2014
Current Assets	19,744	19,482	18,329	7,497	7,041	6,998
Cash and Marketable Securities	5,414	6,811	6,601	2,667	2,408	2,884
Accounts Receivable	3,776	2,662	2,931	179	151	147
Credit Cards	1,230	172	317	57	39	47
Payment book	1,834	1,987	2,208	-	-	-
Sales Vouchers and Others	874	692	571	108	104	85
Allowance for Doubtful Accounts	(370)	(331)	(325)	(1)	(1)	(1)
Resulting from Commercial Agreements	208	142	160	15	9	15
Inventories	8,663	8,250	7,455	4,032	3,852	3,569
Recoverable Taxes	1,106	991	750	244	213	146
Noncurrent Assets for Sale	15	22	22	8	8	8
Dividends Receivable	-	27	-	-	19	-
Expenses in Advance and Other Accounts Receivables	770	719	570	367	390	245
Noncurrent Assets	22,713	22,155	20,899	15,877	15,624	15,663
Long-Term Assets	5,368	5,048	4,690	2,146	2,057	2,531
Accounts Receivables	89	78	96	-	-	-
Payment Book	99	87	105	-	-	-
Allowance for Doubtful Accounts	(10)	(9)	(9)	-	-	-
Inventories	-	-	172	-	-	172
Recoverable Taxes	2,664	2,507	1,663	608	555	386
Deferred Income Tax and Social Contribution	568	500	861	79	84	339
Amounts Receivable from Related Parties	358	357	264	218	195	445
Judicial Deposits	1,023	945	912	593	578	522
Expenses in Advance and Others	667	661	723	648	644	667
Investments	504	482	393	329	313	339
Property and Equipment	10,192	10,023	9,396	8,634	8,482	8,028
Intangible Assets	6,649	6,602	6,419	4,768	4,771	4,766
TOTAL ASSETS	42,458	41,637	39,228	23,374	22,665	22,661

LIABILITIES

	Consolidated			Food Businesses
	09.30.2015	06.30.2015	09.30.2014	09.30.2015	06.30.2015	09.30.2014
Current Liabilities	20,110	19,213	17,285	7,282	6,812	6,455
Suppliers	10,737	10,231	8,261	3,822	3,662	2,910
Loans and Financing	817	781	1,149	424	418	1,052
Payment Book (CDCI)	2,153	2,311	2,627	-	-	-
Debentures	1,276	1,681	1,850	1,276	1,260	1,031
Payroll and Related Charges	914	805	1,010	505	432	500
Taxes and Social Contribution Payable	768	684	733	198	166	222
Dividends Proposed	1	1	1	1	1	1
Financing for Purchase of Fixed Assets	64	72	31	64	72	31
Rents	103	92	65	69	69	65
Acquisition of Companies	71	77	72	70	77	72
Debt with Related Parties	1,647	1,286	318	277	316	363
Advertisement	62	78	63	32	34	24
Provision for Restructuring	8	8	3	7	6	3
Advanced Revenue	306	311	139	104	119	34
Others	1,181	795	964	432	180	148
Long-Term Liabilities	8,274	7,767	8,143	6,442	5,997	6,533
Loans and Financing	3,370	2,854	1,719	2,961	2,431	1,550
Payment Book (CDCI)	122	99	120	-	-	-
Debentures	897	897	2,097	897	897	2,097
Financing for Purchase of Assets	4	4	8	4	4	8
Acquisition of Companies	-	62	54	-	62	54
Deferred Income Tax and Social Contribution	1,195	1,214	1,129	1,166	1,185	1,127
Tax Installments	580	587	954	580	587	915
Provision for Contingencies	1,395	1,310	1,153	769	760	580
Advanced Revenue	653	690	810	29	36	111
Others	59	51	98	36	35	91
Shareholders' Equity	14,074	14,657	13,801	9,650	9,857	9,673
Capital	6,806	6,805	6,789	4,842	4,708	5,062
Capital Reserves	300	291	265	300	291	265
Profit Reserves	3,454	3,714	3,181	3,454	3,714	3,181
Adjustment of Equity Valuation	(93)	(11)	-	(93)	(11)	-
Minority Interest	3,605	3,858	3,566	1,146	1,154	1,165
TOTAL LIABILITIES	42,458	41,637	39,228	23,374	22,665	22,661

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	3Q15	3Q14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ
Gross Revenue (1)	17,856	17,356	2.9%	9,574	8,941	7.1%	6,794	6,675	1.8%	2,779	2,266	22.7%	4,615	5,964	-22.6%
Net Revenue (1)	16,061	15,649	2.6%	8,852	8,253	7.3%	6,287	6,156	2.1%	2,564	2,097	22.3%	4,077	5,280	-22.8%
Cost of Goods Sold	(12,269)	(11,608)	5.7%	(6,713)	(6,182)	8.6%	(4,518)	(4,377)	3.2%	(2,195)	(1,805)	21.6%	(2,720)	(3,531)	-23.0%
Depreciation (Logistic)	(34)	(26)	30.6%	(13)	(12)	4.4%	(12)	(12)	1.9%	(1)	(1)	42.4%	(15)	(11)	31.9%
Gross Profit	3,758	4,015	-6.4%	2,126	2,058	3.3%	1,758	1,767	-0.5%	368	291	26.4%	1,343	1,738	-22.7%
Selling Expenses	(2,695)	(2,513)	7.2%	(1,425)	(1,293)	10.2%	(1,190)	(1,098)	8.3%	(235)	(194)	20.9%	(1,050)	(1,089)	-3.5%
General and Administrative Expenses	(442)	(370)	19.6%	(194)	(190)	1.8%	(161)	(163)	-1.2%	(32)	(27)	20.3%	(117)	(124)	-5.6%
Equity Income	22	27	-18.4%	16	20	-20.9%	16	20	-20.9%	-	-	n.a.	6	8	-27.9%
Other Operating Revenue (Expenses)	(232)	(18)	1199.3%	(81)	(15)	448.6%	(80)	(15)	446.3%	(1)	(0)	631.2%	(119)	(15)	709.0%
Total Operating Expenses	(3,347)	(2,874)	16.5%	(1,684)	(1,478)	14.0%	(1,415)	(1,256)	12.7%	(269)	(222)	21.3%	(1,280)	(1,219)	5.0%
Depreciation and Amortization	(245)	(207)	18.5%	(172)	(157)	9.2%	(147)	(138)	7.2%	(24)	(20)	23.0%	(45)	(35)	29.3%
Earnings before interest and Taxes - EBIT	166	934	-82.3%	270	423	-36.2%	195	373	-47.7%	75	50	50.3%	17	483	-96.4%
Financial Revenue	185	159	17.0%	81	73	10.5%	71	69	2.7%	10	4	139.9%	90	99	-9.8%
Financial Expenses	(530)	(536)	-1.2%	(286)	(244)	17.0%	(257)	(225)	14.3%	(29)	(19)	47.8%	(158)	(247)	-35.9%
Net Financial Result	(344)	(378)	-8.8%	(205)	(171)	19.7%	(186)	(156)	19.4%	(19)	(15)	22.6%	(69)	(147)	-53.5%
Income Before Income Tax	(178)	557	n.a.	65	252	-74.1%	9	217	-95.9%	56	35	62.5%	(51)	336	n.a.
Income Tax	57	(166)	n.a.	(21)	(67)	-69.1%	(2)	(55)	-96.9%	(19)	(12)	56.2%	39	(112)	n.a.
Net Income (Loss) - Company	(122)	391	n.a.	44	185	-75.9%	7	162	-95.6%	37	22	65.9%	(12)	224	n.a.
Minority Interest - Noncontrolling	(115)	114	n.a.	(7)	(5)	35.3%	(7)	(5)	35.3%	-	-	n.a.	(7)	127	n.a.
Net Income (Loss) - Controlling Shareholders	(7)	277	n.a.	51	190	-72.9%	14	167	-91.5%	37	22	65.9%	(5)	97	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	445	1,167	-61.9%	455	593	-23.3%	354	522	-32.2%	101	71	42.5%	77	529	-85.5%
Adjusted EBITDA (3)	677	1,185	-42.9%	536	608	-11.8%	434	537	-19.1%	102	71	44.1%	196	544	-64.0%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	3Q15	3Q14		3Q15	3Q14		3Q15	3Q14		3Q15	3Q14		3Q15	3Q14
Gross Profit	23.4%	25.7%		24.0%	24.9%		28.0%	28.7%		14.4%	13.9%		32.9%	32.9%
Selling Expenses	16.8%	16.1%		16.1%	15.7%		18.9%	17.8%		9.2%	9.3%		25.8%	20.6%
General and Administrative Expenses	2.8%	2.4%		2.2%	2.3%		2.6%	2.7%		1.3%	1.3%		2.9%	2.4%
Equity Income	0.1%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.1%	0.2%
Other Operating Revenue (Expenses)	1.4%	0.1%		0.9%	0.2%		1.3%	0.2%		0.1%	0.0%		2.9%	0.3%
Total Operating Expenses	20.8%	18.4%		19.0%	17.9%		22.5%	20.4%		10.5%	10.6%		31.4%	23.1%
Depreciation and Amortization	1.5%	1.3%		1.9%	1.9%		2.3%	2.2%		1.0%	0.9%		1.1%	0.7%
EBIT	1.0%	6.0%		3.1%	5.1%		3.1%	6.1%		2.9%	2.4%		0.4%	9.2%
Net Financial Revenue (Expenses)	2.1%	2.4%		2.3%	2.1%		3.0%	2.5%		0.7%	0.7%		1.7%	2.8%
Income Before Income Tax	1.1%	3.6%		0.7%	3.1%		0.1%	3.5%		2.2%	1.7%		1.3%	6.4%
Income Tax	0.4%	1.1%		0.2%	0.8%		0.0%	0.9%		0.7%	0.6%		1.0%	2.1%
Net Income - Company	-0.8%	2.5%		0.5%	2.2%		0.1%	2.6%		1.5%	1.1%		-0.3%	4.3%
Minority Interest - noncontrolling	-0.7%	0.7%		-0.1%	-0.1%		-0.1%	-0.1%		0.0%	0.0%		-0.2%	2.4%
Net Income - Controlling Shareholders(2)	0.0%	1.8%		0.6%	2.3%		0.2%	2.7%		1.5%	1.1%		-0.1%	1.8%
EBITDA	2.8%	7.5%		5.1%	7.2%		5.6%	8.5%		3.9%	3.4%		1.9%	10.0%
Adjusted EBITDA (3)	4.2%	7.6%		6.1%	7.4%		6.9%	8.7%		4.0%	3.4%		4.8%	10.3%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	9M15	9M14	Δ	9M15	9M14	Δ	9M15	9M14	Δ	9M15	9M14	Δ	9M15	9M14	Δ
Gross Revenue (1)	54,943	50,862	8.0%	28,913	27,007	7.1%	20,991	20,671	1.5%	7,922	6,336	25.0%	15,563	18,474	-15.8%
Net Revenue (1)	49,405	45,860	7.7%	26,721	24,923	7.2%	19,400	19,048	1.8%	7,321	5,874	24.6%	13,755	16,230	-15.3%
Cost of Goods Sold	(37,569)	(34,084)	10.2%	(20,275)	(18,799)	7.8%	(13,977)	(13,731)	1.8%	(6,298)	(5,069)	24.3%	(9,184)	(11,056)	-16.9%
Depreciation (Logistic)	(102)	(77)	32.9%	(42)	(36)	14.5%	(38)	(34)	10.5%	(3)	(2)	90.3%	(42)	(31)	35.3%
Gross Profit	11,734	11,700	0.3%	6,404	6,087	5.2%	5,385	5,283	1.9%	1,019	804	26.8%	4,528	5,143	-12.0%
Selling Expenses	(8,180)	(7,396)	10.6%	(4,321)	(3,853)	12.2%	(3,635)	(3,304)	10.0%	(686)	(549)	25.0%	(3,238)	(3,280)	-1.3%
General and Administrative Expenses	(1,297)	(1,039)	24.8%	(557)	(534)	4.4%	(469)	(467)	0.5%	(88)	(67)	31.1%	(370)	(376)	-1.7%
Equity Income	84	76	10.4%	61	55	11.4%	61	55	11.4%	-	-	n.a.	23	23	0.4%
Other Operating Revenue (Expenses)	(385)	(110)	248.7%	(182)	(107)	69.9%	(184)	(106)	72.5%	2	(0)	n.a.	(87)	(15)	471.5%
Total Operating Expenses	(9,778)	(8,469)	15.5%	(4,999)	(4,438)	12.6%	(4,227)	(3,822)	10.6%	(771)	(616)	25.2%	(3,672)	(3,649)	0.6%
Depreciation and Amortization	(716)	(589)	21.5%	(506)	(466)	8.7%	(435)	(409)	6.5%	(71)	(57)	24.2%	(132)	(103)	28.3%
Earnings before interest and Taxes - EBIT	1,240	2,641	-53.1%	900	1,183	-24.0%	723	1,052	-31.3%	177	131	35.1%	724	1,392	-48.0%
Financial Revenue	637	491	29.6%	297	255	16.5%	280	243	15.3%	18	13	40.6%	267	269	-0.7%
Financial Expenses	(1,676)	(1,569)	6.8%	(844)	(701)	20.5%	(768)	(647)	18.6%	(77)	(53)	44.1%	(611)	(743)	-17.7%
Net Financial Revenue (Expenses)	(1,039)	(1,078)	-3.6%	(547)	(445)	22.8%	(488)	(405)	20.5%	(59)	(41)	45.2%	(344)	(474)	-27.4%
Income Before Income Tax	201	1,563	-87.2%	353	738	-52.2%	235	647	-63.8%	118	90	30.6%	380	918	-58.6%
Income Tax	(100)	(476)	-79.0%	(88)	(199)	-55.6%	(48)	(168)	-71.3%	(40)	(31)	28.4%	(102)	(310)	-67.0%
Net Income - Company	101	1,087	-90.7%	264	539	-50.9%	187	480	-61.1%	78	59	31.7%	278	608	-54.3%
Minority Interest - Noncontrolling	(145)	302	n.a.	(14)	(22)	-35.6%	(14)	(22)	-35.6%	-	-	n.a.	157	344	-54.3%
Net Income - Controlling Shareholders(2)	245	785	-68.7%	278	561	-50.3%	201	502	-60.0%	78	59	31.7%	120	263	-54.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,058	3,307	-37.8%	1,447	1,685	-14.1%	1,196	1,495	-20.0%	251	190	32.4%	898	1,526	-41.1%
Adjusted EBITDA (3)	2,443	3,418	-28.5%	1,629	1,792	-9.1%	1,380	1,602	-13.9%	249	190	31.0%	985	1,541	-36.1%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	9M15	9M14		9M15	9M14		9M15	9M14		9M15	9M14		9M15	9M14
Gross Profit	23.8%	25.5%		24.0%	24.4%		27.8%	27.7%		13.9%	13.7%		32.9%	31.7%
Selling Expenses	16.6%	16.1%		16.2%	15.5%		18.7%	17.3%		9.4%	9.3%		23.5%	20.2%
General and Administrative Expenses	2.6%	2.3%		2.1%	2.1%		2.4%	2.5%		1.2%	1.1%		2.7%	2.3%
Equity Income	0.2%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.8%	0.2%		0.7%	0.4%		0.9%	0.6%		0.0%	0.0%		0.6%	0.1%
Total Operating Expenses	19.8%	18.5%		18.7%	17.8%		21.8%	20.1%		10.5%	10.5%		26.7%	22.5%
Depreciation and Amortization	1.4%	1.3%		1.9%	1.9%		2.2%	2.1%		1.0%	1.0%		1.0%	0.6%
EBIT	2.5%	5.8%		3.4%	4.7%		3.7%	5.5%		2.4%	2.2%		5.3%	8.6%
Net Financial Revenue (Expenses)	2.1%	2.3%		2.0%	1.8%		2.5%	2.1%		0.8%	0.7%		2.5%	2.9%
Income Before Income Tax	0.4%	3.4%		1.3%	3.0%		1.2%	3.4%		1.6%	1.5%		2.8%	5.7%
Income Tax	0.2%	1.0%		0.3%	0.8%		0.2%	0.9%		0.5%	0.5%		0.7%	1.9%
Net Income - Company	0.2%	2.4%		1.0%	2.2%		1.0%	2.5%		1.1%	1.0%		2.0%	3.7%
Minority Interest - noncontrolling	-0.3%	0.7%		-0.1%	-0.1%		-0.1%	-0.1%		0.0%	0.0%		1.1%	2.1%
Net Income - Controlling Shareholders(2)	0.5%	1.7%		1.0%	2.2%		1.0%	2.6%		1.1%	1.0%		0.9%	1.6%
EBITDA	4.2%	7.2%		5.4%	6.8%		6.2%	7.9%		3.4%	3.2%		6.5%	9.4%
Adjusted EBITDA (3)	4.9%	7.5%		6.1%	7.2%		7.1%	8.4%		3.4%	3.2%		7.2%	9.5%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	09.30.2015	09.30.2014
Net Income for the period	101	1,087
Adjustment for reconciliation of net income
Deferred income tax	12	177
Gain on disposal of fixed assets	65	36
Depreciation and amortization	820	667
Interests and exchange variation	828	847
Adjustment to present value	(4)	(2)
Equity pickup	(84)	(76)
Provision for contingencies	151	118
Share-Based Compensation	22	32
Allowance for doubtful accounts	419	359
Provision for obsolescence/breakage	(5)	(1)
Deferred revenue	(139)	(25)
Other Operating Expenses	2	16
	2,188	3,235
Asset (Increase) decreases
Financial Investments	-	24
Accounts receivable	(813)	(478)
Inventories	180	(550)
Taxes recoverable	(546)	53
Other Assets	(297)	(204)
Related parties	(157)	(96)
Restricted deposits for legal proceeding	(117)	(70)
	(1,750)	(1,321)
Liability (Increase) decrease
Suppliers	(3,183)	(1,407)
Payroll and charges	47	213
Taxes and Social contributions payable	(224)	(502)
Other Accounts Payable	(172)	(148)
Contingencies	(217)	(223)
Deferred revenue	43	201
	(3,706)	(1,866)
Net cash generated from (used in) operating activities	(3,268)	48

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	09.30.2015	09.30.2014

Acquisition of property and equipment	(1,170)	(898)
Increase Intangible assets	(326)	(222)
Sales of property and equipment	57	47
Net cash from corporate reorganization	-	204
Cash provided on sale of subisidiary	51	-
Net cash flow investment activities	(1,388)	(869)

Cash flow from financing activities
Increase (decrease) of capital	14	25
Funding and refinancing	4,625	4,960
Payments	(6,603)	(5,634)
Dividend Payment	(397)	(222)
Accounts payable related to acquisition of Companies	(74)	(67)
Proceeds from stock offering, net of issue costs	(4)	(7)
Intercompany loans	1,187	-
Net cash generated from (used in) financing activities	(1,252)	(945)

Monetary variation over cash and cash equivalents	173	-
Increase (decrease) in cash and cash equivalents	(5,735)	(1,766)

Cash and cash equivalents at the beginning of the year	11,149	8,367
Cash and cash equivalents at the end of the year	5,414	6,601
Change in cash and cash equivalents	(5,735)	(1,766)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	3Q15%		3Q14%		Δ	9M15%		9M14%		Δ

Pão de Açúcar	1,728	9.7%	1,610	9.3%	7.3%	5,160	9.4%	4,838	9.5%	6.6%
Extra Supermercado	1,117	6.3%	1,173	6.8%	-4.8%	3,547	6.5%	3,677	7.2%	-3.5%
Extra Hiper	3,122	17.5%	3,229	18.6%	-3.3%	9,908	18.0%	10,224	20.1%	-3.1%
Convenience Stores (1)	262	1.5%	173	1.0%	51.6%	721	1.3%	480	0.9%	50.2%
Assaí	2,779	15.6%	2,266	13.1%	22.7%	7,922	14.4%	6,336	12.5%	25.0%
Other Businesses (2)	566	3.2%	491	2.8%	15.4%	1,655	3.0%	1,451	2.9%	14.1%
Food Businesses	9,574	53.6%	8,941	51.5%	7.1%	28,913	52.6%	27,007	53.1%	7.1%
Pontofrio	943	5.3%	1,332	7.7%	-29.2%	3,356	6.1%	4,262	8.4%	-21.3%
Casas Bahia	3,672	20.6%	4,633	26.7%	-20.7%	12,207	22.2%	14,212	27.9%	-14.1%
Cnova	3,668	20.5%	2,451	14.1%	49.7%	10,467	19.1%	5,381	10.6%	94.5%
Non-Food Businesses	8,283	46.4%	8,415	48.5%	-1.6%	26,030	47.4%	23,855	46.9%	9.1%

Consolidated	17,856	100.0%	17,356	100.0%	2.9%	54,943	100.0%	50,862	100.0%	8.0%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	3Q15%		3Q14%		Δ	9M15%		9M14%		Δ

Pão de Açúcar	1,592	9.9%	1,478	9.4%	7.7%	4,749	9.6%	4,441	9.7%	6.9%
Extra Supermercado	1,053	6.6%	1,104	7.1%	-4.6%	3,340	6.8%	3,460	7.5%	-3.5%
Extra Hiper	2,843	17.7%	2,932	18.7%	-3.0%	9,013	18.2%	9,275	20.2%	-2.8%
Convenience Stores (1)	245	1.5%	162	1.0%	51.3%	676	1.4%	452	1.0%	49.6%
Assaí	2,564	16.0%	2,097	13.4%	22.3%	7,321	14.8%	5,874	12.8%	24.6%
Other Businesses (2)	555	3.5%	480	3.1%	15.6%	1,622	3.3%	1,421	3.1%	14.1%
Food Businesses	8,852	55.1%	8,253	52.7%	7.3%	26,721	54.1%	24,923	54.3%	7.2%
Pontofrio	828	5.2%	1,189	7.6%	-30.4%	2,978	6.0%	3,756	8.2%	-20.7%
Casas Bahia	3,250	20.2%	4,091	26.1%	-20.6%	10,777	21.8%	12,474	27.2%	-13.6%
Cnova	3,132	19.5%	2,116	13.5%	48.0%	8,930	18.1%	4,707	10.3%	89.7%
Non-Food Businesses	7,209	44.9%	7,396	47.3%	-2.5%	22,685	45.9%	20,937	45.7%	8.3%

Consolidated	16,061	100.0%	15,649	100.0%	2.6%	49,405	100.0%	45,860	100.0%	7.7%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)				Food Businesses
	3Q15	3Q14	9M15	9M14	3Q15	3Q14	9M15	9M14

Cash	42.3%	41.0%	41.9%	41.6%	51.3%	52.2%	51.8%	52.6%
Credit Card	47.7%	48.7%	48.3%	48.5%	38.7%	38.7%	38.5%	38.6%
Food Voucher	6.1%	5.1%	5.8%	4.9%	9.9%	9.1%	9.7%	8.8%
Payment Book	3.9%	5.2%	4.0%	5.1%	0.0%	0.0%	0.0%	0.0%
(1) Does not include Cdiscount.

   (1) Does not include Cdiscount.

		STORE OPENINGS/CLOSINGS BY BANNER
	06/30/2015	Opened	Closed	Converted	09/30/2015

Pão de Açúcar	180	4	-	-	184
Extra Hiper	137	-	-	-	137
Extra Supermercado	204	-	(5)	-	199
Minimercado Extra	258	7	-	(3)	262
Minuto Pão de Açucar	30	6	-	3	39
Assaí	87	1	-	-	88
Other Business	239	-	-	-	239
Gas Station	82	-	-	-	82
Drugstores	157	-	-	-	157
Food Businesses	1,135	18	(5)	-	1,148
Pontofrio	364	-	(33)	(30)	301
Casas Bahia	683	5	(3)	30	715
Consolidated	2,182	23	(41)	-	2,164

Sales Area ('000 m2 )
Food Businesses	1,772				1,780
Consolidated	2,892				2,880

# of employees ('000) (1)	151				142

                    (1) Does not include Cdiscount employees.

3Q15 Results Conference Call and Webcast
Friday, October 30, 2015
10:30 a.m. (Brasília) | 8:30 a.m. (New York) | 12:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 2188-0155

Conference call in English (simultaneous translation)
+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0400
Access code for Portuguese audio: GPA
Access code for English audio: GPA

http://www.gpari.com.br

  Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company interim financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the third quarter of 2015 (3Q15), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2015 was 9.49%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network of over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash & carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

After August 19, 2015, the Company started to be indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), through a transaction with the holding companies of Casino Guichard Perrachon (“Casino”), which continue to be our indirect controller.

1.1.   Performance Commitment Agreement

The Company, its subsidiary Via Varejo S.A (“Via Varejo”) and Casa Bahia Comercial Ltda. (“CB”), jointly “Compromisers”, and the Brazilian Antitrust Agency ("CADE") entered into a Performance Commitment Agreement ("PCA") to approve the Partnership Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. As the main purpose of PCA, Via Varejo had the major obligation of selling 74 stores located in 54 municipalities distributed in six states and the Federal District.

 From the 74 stores, 32 were not sold. Therefore, in accordance with the PCA, these stores had its activities ceased between May and June, 2014, with the payment of R$12 penalty. According to CADE´s authorization, after 6 months closed, 16 stores were reopened in November 2014, in accordance with the PCA.

In relation to 42 stores remaining, they were all sold between October 2013 and January 2014, through direct sales to other companies and open auctions. Such sales were duly approved by CADE. From these 42 stores, 19 were not sold due to failed negotiations between some acquirers and building owners, resulting to the subsidiary Via Varejo a fine payment of R$ 7 to the CADE and loss in fixed assets of R$ 7; from the total stores 4 were closed and 15 still remain to be closed in next months.

The final step of the PCA is the transfer of 11 stores generating a gain of R$8 in the income statement of 2015.

The transfer of 12 stores is still in process of negotiation.This process has been monitored by CADE, which has been monitoring the fulfillment of the obligation taken in the PCA, having the Company subject to present the information required.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information - Continued

1.2.   Arbitration request by Morzan

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration, to idemnify Morzan Empreendimentos e Participações Ltda,, since both companies did not comply with the terms from the Share Purchase Agreement executed by the subsidiary Mandala Empreendimentos e Participações S.A., at June 8, 2009 (“Agreement”) for acquisition of 86,962,965 commom shares, representing 70.2421%of the total voting capital of Globex Utilidades S.A.  (currently Via Varejo S.A.).

The decision is still subject to clarifications with ICC. The estimated effect attributable to the Company on September 30, 2015 is R$ 212 and is recorded under caption “other payables”. See further details on note 26.4.

2.  Basis of preparation

The individual and consolidated interim financial information (“Interim Financial Information”) has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting issued by Comitê de Pronunciamentos Contábeis (“CPC”) and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of subsidiaries located abroad is the local currency.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 4 to the annual financial statements for the year ended December 31, 2014 dated February 12, 2015 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the nine-month period ended September 30, 2015 was approved by the Board of Directors on October 29, 2015.

The Company has reclassified certain amounts in the statements of income and value added for the nine-month period ended September 30, 2014, presented for comparison purposes, to conform them to the reporting criteria adopted in the current period. The following reclassifications were made:

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

2.  Basis of preparation - Continued

	Parent Company
Balance at 9.30.2014	Published balance	GPA Malls galleries – cost	Reclassified balance
Cost of sales and/or services	(11,636)	(25)	(11,661)
Gross profit	4,424	(25)	4,399
Operating income (expenses)	(3,078)	25	(3,054)
Selling expenses	(2,650)	25	(2,625)

	Consolidated
Balance at 9.30.2014	Published balance	GPA Malls galleries – cost	Reclassified balance
Cost of goods sold and/or services	(34,125)	(35)	(34,160)
Gross profit	11,735	(35)	11,700
Operating income (expenses)	(9,093)	35	(9,059)
Selling expenses	(7,431)	35	(7,396)

2.1.   Statement of income: Costs with commercial galleries rental, which were previously recorded as recovery of selling expenses, were reclassified to "cost of goods sold and/or services sold" respectively due to an increase in the share of this activity in the Multivarejo segment and considering that the revenues of this activity is recorded as “sales from goods and/or services”, better presenting this activity in the Group’s financial statements. The Company’s management considers an appropriate procedure to adopt the current classification in order to allow comparability and a final classification of these costs.

2.2.   Statement of value added: According to the changes mentioned above, the line items that were changed in the statement of value added refer to cost of products, goods and services sold and materials, energy, outsourced services and other in the amounts of R$25 and R$35, parent company and consolidated, respectively.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2014, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	9.30.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	68.86	31.14	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	99.99	0.01	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”)	100.00	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”)	100.00	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”)	100.00	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”)	100.00	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”)	100.00	-	100.00	-
Nova Pontocom Comércio Eletrônico S.A (“Nova Holding”) (*)	52.34	19.05	52.34	19.05
Luxco – Marneylectro S.A.R.L (antiga Jaipur Financial Markets S.A.R.L) (“Luxco”)	2.65	68.88	2.65	68.88
Dutchco - Marneylectro B.V (antiga Jaipur Financial Markets B.V) (“Dutchco”)	-	71.53	-	71.53
Cnova N.V (“Cnova Holanda”)	-	35.73	-	35.73
CNova Comércio Eletrônico S/A (”CNova Comércio Eletrônico”)	-	35.73	-	35.73
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	35.73	-	35.73
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	35.73	-	35.73
Cdiscount S.A (“CDiscount”)	-	35.73	-	35.73
Cnova Finança B.V (“Cnova Finança”)	-	35.73	-	35.73
Financière MSR S.A.S (“Financière”)	-	35.67	-	35.67
E-Trend SAS France (“E-Trend”)(***)	-	-	-	35.67
Cdiscount AS France (CDiscount AS”)	-	35.52	-	35.52
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	-	35.67	-	35.67
CD Africa SAS (“CD Africa”)	-	30.32	-	30.32
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	-	35.67	-	35.67
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”)	-	21.40	-	21.40
CLatam AS Uruguay (“CLatam”)	-	24.97	-	24.97
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	-	18.20	-	18.20
C Distribution Thailand Ltd. (“C Distribution Thailand”)	-	14.98	-	14.98
E-Cavi Ltd Hong Kong (“E-Cavi”)	-	17.12	-	17.12
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”)	-	17.12	-	17.12
Cnova France SAS (“CNova France”)	-	35.73	-	35.73
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”) (**)	-	30.32	-	-
Cdiscount Sénégal SAS (“CDiscount Sénégal”) (**)	-	30.32	-	-
Cdiscount Panama S.A. (“CDiscount Panama”) (**)	-	24.97	-	-
Cdiscount Cameroun SAS (“CDiscount Cameroun”) (**)	-	30.32	-	-
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (**)	-	24.96	-	-
Cdiscount Uruguay S.A. (“CDiscount Uruguay”) (**)	-	24.97	-	-
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (**)	-	26.92	-	-
Cdiscount Moncorner (“CDiscount Moncorner”) (**)	-	35.52	-	-
3W SAS (“3W”) (**)	-	35.52	-	-
3W Santé SAS (“3W Santé”) (**)	-	32.86	-	-

 (*) Excluding  treasury shares

(**) Companies consolidated into e-commerce segment, located abroad

(***) The subsidiary Cdiscount sold 100% of its interest in the company E-trend to the controlling shareholder Casino by the amount of R$99, with net effect in income statemen t is R$2. The net sales this activity represent R$ 49 in the nine-month period ended September 30, 2015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	9.30.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries (continued)
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43.35	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43.35	-	43.35

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by CBD or its subsidiaries. In the consolidated interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.   Associates – BINV and FIC

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a party to the shareholders’ agreement, appointing certain officers and having veto rights in   certain relevant decisions; and (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized interim financial information is as follows:

	FIC
	9.30.2015	12.31.2014

Current assets	3,719	3,815
Noncurrent assets	42	35
Total assets	3,761	3,850

Current liabilities	2,688	2,963
Noncurrent liabilities	15	15
Shareholders’ equity	1,058	872
Total liabilities and shareholders’ equity	3,761	3,850

Statement of income:	9.30.2015	9.30.2014
Revenues	823	755
Operating income	291	285
Net income for the period	186	161

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC should be deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

Except for the item mentioned below, the significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in Note 4 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

4.1.   Present value adjustment of assets and liabilities

Until 2014, the Company recorded the adjustment to present value (“PVA”) over the credit card receivables without interest, even considering that receivables were not long term (in average due in 4 months) and the impacts not significant on the short term. The reversal of the adjustment recorded was made in the net sales, once the financing to clients is part of the Company´s business. In 2015, the accounting practice of recording PVA over the short-term credit card receivables was discontinued, because of its immateriality on quarterly and annual financial statements, high cost to control and consequent irrelevance for understanding Company’s operation.These balances on December 31, 2014, were R$6.

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate, implicit or explicit.

4.2.   Net investment hedge

The net investment hedges in the foreign operations are accounted similarly to the cash flow hedges. The gains or losses in the hedge instrument related to the effective portion of the hedge are recognized in other comprehensive income in the line “Reserve of Foreign Currency Translation”. The gains or losses related to the ineffective portion are recognized in the income statement.

The gains and losses in the hedge instrument related to the effective portion  recognized in other comprehensive income are reclassified to the income statements in the moment of the sale of the foreign operation.

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

With the exception of the item mentioned below, the adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

In 2015, the Company began to apply the annual improvements to the IFRSs referring to the 2010-2012 and 2011-2013 Cycles issued by the IASB, which are effective for accounting periods beginning on or after July 1, 2014. The application of these improvements did not have impacts on the disclosures or on the Company’s individual and consolidated interim financial information.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the nine-month period ended September 30, 2015 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements, except for the impairment test, as described in notes 15 and 16.

7.        Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2014, in note 7.

		Parent Company		Consolidated
	Rate	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Cash and banks - Brazil		68	131	172	384
Cash and banks - Abroad	(*)	-	-	342	368
Financial investments - Brazil	(**)	1,676	2,792	4,781	9,761
Financial investments - Abroad	1%	-	-	119	636
		1,744	2,923	5,414	11,149

(*)From  the total cash and banks of R$ 265, R$ 29, is deposited in Panama in United States dollars.The other part and financial investments – abroad, in euros,  are from the companies of e-commerce segment, located abroad.

(**) Financial investments as at September 30, 2015 refer substantially to repurchase agreements, yielding a weighted average rate equivalent to 101.58% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

8.       Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2014, in note 8.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Credit card companies (note 8.1)	31	57	1,230	220
Sales vouchers	47	75	185	169
Consumer finance - CDCI (note 8.2)	-	-	1,834	2,268
Trade receivable from cash and carry customers	-	-	408	317
Private label credit card	18	20	18	20
Receivables from related parties (note 12.2)	84	115	66	28
Estimated loss on doubtful accounts (note 8.3)	-	-	(370)	(340)
Receivables from suppliers	12	36	208	256
Other trade receivables from customers	1	2	197	272
Current	193	305	3,776	3,210

Consumer finance – CDCI (note 8.2)	-	-	99	115
Estimated losses on doubtful accounts (note 8.3)	-	-	(10)	(10)
Noncurrent	-	-	89	105
	193	305	3,865	3,315

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

8.    Trade receivables – Continued

8.1.   Credit card companies

The Company and its subsidiaries, when deemed necessary, sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

8.2.   Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most frequent term is less than 12 months.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 18).

8.3.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	9.30.2015	9.30.2014	9.30.2015	9.30.2014

At the beginning of the period	-	(3)	(350)	(239)
Loss/reversal in the period	-	3	(419)	(359)
Write-off of receivables	-	-	423	348
Corporate restructuring (*)	-	-	-	(83)
Exchange rate changes	-	-	(34)	(2)
At the end of the period	-	-	(380)	(335)

Current	-	-	(370)	(325)
Noncurrent	-	-	(10)	(10)

          (*) The corporate restructuring was presented in the interim financial information on September 30, 2014, in the note 13b.

Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

9.30.2015	4,245	3,451	232	129	108	325
12.31.2014	3,665	3,229	141	60	39	196

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2014, in note 9.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Receivables from sale of fixed assets	21	11	59	45
Supplier receivables	-	-	26	30
Advances to suppliers	-	-	-	11
Rental advances	11	14	12	14
Receivables from Audax	6	7	12	13
Amounts to be reimbursed	38	29	162	145
Rental receivable	57	38	79	51
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of companies	52	54	52	54
Other	10	4	124	36
	195	157	1,058	931

Current	124	75	430	295
Noncurrent	71	82	628	636

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2014, in note 10.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Stores	1,417	1,510	3,755	4,089
Distribution centers	976	987	4,826	4,402
Real estate inventories under construction	-	-	165	172
Estimated losses on obsolescence and breakage (note 10.1)	(9)	(10)	(83)	(86)
	2,384	2,487	8,663	8,577

Current	2,384	2,487	8,663	8,405
Noncurrent	-	-	-	172

10.1.Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	9.30.2015	9.30.2014	9.30.2015	9.30.2014
At the beginning of the period	(10)	(12)	(86)	(52)
Additions	(5)	(3)	(48)	(17)
Write-offs / reversal	6	10	53	18
Corporate restructuring (*)	-	-	-	(7)
Exchange rate changes	-	-	(2)	-
At the end of the period	(9)	(5)	(83)	(58)

(*) Corporate restructuring details were presented in the interim financial information on September 30, 2014, in note 13b.

The noncurrent inventories amount was reclassified to current considering the delivering date of real estate (projects Thera Faria Lima Pinheiros, Figue, Classic and Carpe Diem).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2014, in note 11.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014
Current
State value-added tax on sales and services – ICMS (note 11.1)	63	90	661	591
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	6	9	84	54
Income tax on Financial investments	19	3	38	20
Income tax and Social Contribution	19	3	70	12
Social Security Contribution - INSS	18	-	36	-
Value-Added Tax - France	-	-	93	85
Other	-	-	124	46
Total current	125	105	1,106	808

Noncurrent
ICMS (note 11.1)	421	319	2,115	1,681
PIS/COFINS	-	-	345	308
Social Security Contribution- INSS	121	73	204	147
Total noncurrent	542	392	2,664	2,136
Total	667	497	3,770	2,944

11.1.ICMS is expected to be realized as follows:

In	Parent Company	Consolidated

Up to one year	63	661
2016	68	219
2017	69	643
2018	72	560
2019	71	372
2020	110	153
After 2021	31	168
	484	2,776

Company’s management reviewed the expected future realization of ICMS using the same premises as of December 31, 2014 including changes occurred in the nine-month period ended September 30, 2015. It was not identified the need to record a provision for losses of the ICMS balances.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties

12.1.Management and Support Commitees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) recorded in the Company’s statement of income for the periods ended September 30, 2015 and 2014, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Board of directors (*)	3	3	-	-	-	-	3	3
Executive officers	18	44	18	15	4	4	40	63
	21	47	18	15	4	4	43	66

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties.

                The detailed information on related parties was presented in the annual financial statements for 2014, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholders
Casino	-	-	-	-	3	2	41	19	-	-	-	-	(68)	(18)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(3)
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	2	1	-	-	-	-	(5)	-
Subsidiaries
Novasoc Comercial	-	-	2	-	-	-	-	-	-	114	-	2	1	3
Sé Supermecados	41	52	-	-	2	3	1,460	1,417	348	215	4	2	18	6
Sendas Distribuidora	42	60	28	182	22	39	-	-	259	261	176	188	84	31
Barcelona	1	2	14	17	4	9	-	-	-	-	-	-	-	-
Via Varejo	-	-	1	-	1	2	215	299	-	-	-	-	(76)	(119)
VVLOG Logística	-	-	-	-	-	-	1	1	-	-	-	-	-	1
Nova Pontocom	-	-	163	123	-	-	-	2	-	-	-	-	33	32
Xantocarpa	-	-	10	1	1	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	4	1	-	-	-	-	-	-	-	-	-	-
GPA Logistica	-	-	22	23	15	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	5	4	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	2	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	4	3	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	2	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	2	2	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	19	-	-	-	-	-	-	-
Others	-	1	-	-	-	-	3	1	-	-	-	-	-	-
Subtotal	84	115	259	358	48	76	1,741	1,740	607	590	180	192	(14)	(67)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Associates
FIC	-	-	5	-	5	7	-	11	-	-	-	-	28	14
Other related parties
Management of Nova Pontocom	-	-	36	39	-	-	-	-	-	-	-	-	3	2
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(5)	(3)
Greenyellow do Brasil Energia e Serviços Ltda	-	-	-	-	-	-	-	-	-	-	-	-	2	-
Others	-	-	5	1	-	-	-	-	-	-	-	-	(3)	-
Subtotal	-	-	46	40	5	7	-	11	-	-	-	-	25	13
Total	84	115	305	398	53	83	1,741	1,751	607	590	180	192	11	(54)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholder
Casino	22	-	-	-	51	2	104	104	(87)	(18)
Distribution Casino France	16	-	-	-	37	-	-	-	54	(3)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-
Almacenes Exito S.A. (Exito)	-	28	-	-	46	-	-	4	(35)	-
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	2	1	(5)	-
Casino subsidiaries (note 12.3)
Casino France - Cash Pool	-	-	-	-	-	-	-	50	-	-
Casino Finance International S.A. (Polca Empréstimos) (i)	-	-	-	-	-	-	1,502	12	(4)	-
C´est chez vous Societé en Nom Collectif	5	-	-	-	44	26	-	26	(44)	-
EMC Distribution Societé par Actions Simplifiée	-	-	-	-	53	-	-	15	(129)	-
Easydis Societé par Actions Simplifiée	-	-	-	-	114	55	-	-	(130)	-
Big C Supercenter S.A.	-	-	-	-	2	-	30	-	(7)	-
Others	23	-	1	-	6	-	9	9	48	-
Associates
FIC	-	-	14	8	6	9	-	14	19	9
Other related parties
Casas Bahia Comercial Ltda	-	-	302	263	-	-	-	26	-	-
Management Nova Pontocom	-	-	36	38	-	-	-	-	-	-
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-
Viaw Consultoria Ltda	-	-	-	-	-	-	-	-	-	-
Others	-	-	5	4	-	-	-	-	-	-
Total	66	28	358	313	359	92	1,647	261	(320)	(12)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.3.Balances with Casino Group companies:

(i)     Polca: Casino Group entity that has a cash centralization agreement, in Euros, with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per year.

12.4.Operation with subsidiary Via Varejo:

The Company is the guarantor of Via Varejo subsidiary in certain finance agreements, rents and in a rendering services agreement, also reimbursement of personal expenses, loan transaction and rent.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments

The detailed information on investments was presented in the annual financial statements for 2014, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (*)	Barcelona	Bellamar	GPA M&P	API SPE	Others	Total
Balances at 12.31.2014	2,806	1,709	144	1,890	158	507	690	286	178	-	23	8,391
Share of profit of associates	17	92	(5)	80	(107)	(9)	44	61	10	-	5	188
Dividends	-	(503)	-	-	-	-	-	-	(76)	-	-	(579)
Stock option	-	-	-	3	-	-	3	-	1	-	-	7
Other transactions (**)	-	-		-	(60)	-	-	-	-	-	-	9
Transfer to negative equity	-	-	-	(24)	(9	-	-	-	-	-	(3)	(87)
Balances at 9.30.2015	2,823	1,298	139	1,949	-	498	737	347	113	-	25	7,929

Balances at 12.31.2013	2,785	1,551	127	1,560	26	475	741	233	154	16	106	7,774
Share of profit of associates	6	76	4	253	(26)	36	39	55	(2)	-	3	444
Stock option	-	-	-	-	-	-	1	-	-	-	-	1
Other transactions	-	-	-	(2)	(6)	-	-	-	-	-	(1)	(9)
Balances at 9.30.2014	2,791	1,627	131	1,811	(6)	511	781	288	152	16	108	8,210

(*)    In the case of NCB, the investment amount refers to the effects of the fair value measurements of the business combination of Casas Bahia occurred in 2010. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other	Foreign entities	Total
Balances at 12.31.2014	373	21	7	-	401
Share of profit(loss) of subsidiaries and associates	85	(1)	-	-	84
Write-offs	-	-	(7)	-	(7)
Exchange rate changes	-	-	1	-	1
Balances at 9.30.2015	458	20	1	-	479

Balances at 12.31.2013	290	19	1	-	310
Share of profit(loss) of subsidiaries and associates	76	1	-	(1)	76
Corporate restructuring(*)	-	-	-	8	8
Others	-	-	-	(1)	(1)
Balances at 9.30.2014	366	20	1	6	393

(*) The corporate restructuring was presented in the interim financial information on September 30, 2014, in the note 13b.

14.  Business combination

The detailed information on business combination was presented in the annual financial statements for 2014, in note 14.There were no business combination for the nine-month period ended September 30, 2015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 9.30.2015
Land	1,213	9	-	(7)	5	1,220
Buildings	1,853	3	(45)	(1)	-	1,810
Leasehold improvements	1,635	7	(97)	(14)	207	1,738
Machinery and equipment	806	158	(108)	(8)	-	848
Facilities	161	10	(13)	(1)	7	164
Furniture and fixtures	312	71	(35)	(2)	1	347
Vehicles	17	4	(2)	(16)	-	3
Construction in progress	65	232	-	-	(221)	76
Others	38	19	(11)	-	(3)	43
Total	6,100	513	(311)	(49)	(4)	6,249

Finance lease
IT equipment	7	5	(3)	-	-	9
Buildings	18	-	(1)	-	-	17
	25	5	(4)	-	-	26
Total	6,125	518	(315)	(49)	(4)	6,275

	Parent Company
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 9.30.2014
Land	1,198	-	-	-	-	1,198
Buildings	1,929	2	(45)	(1)	-	1,885
Leasehold improvements	1,514	3	(82)	(7)	190	1,618
Machinery and equipment	766	119	(103)	(10)	2	774
Facilities	156	8	(12)	(2)	8	158
Furniture and fixtures	293	32	(31)	(4)	-	290
Vehicles	18	6	(4)	(4)	-	16
Construction in progress	131	128	-	(1)	(198)	60
Other	38	7	(10)	-	(2)	33
Total	6,043	305	(287)	(29)	-	6,032

Finance lease
IT equipment	12	-	(2)	-	-	10
Buildings	20	-	(1)	-	-	19
	32	-	(3)	-	-	29
Total	6,075	305	(290)	(29)	-	6,061

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Parent Company
	Balance at 9.30.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,220	-	1,220	1,213	-	1,213
Buildings	2,756	(946)	1,810	2,754	(901)	1,853
Leasehold improvements	3,046	(1,308)	1,738	2,873	(1,238)	1,635
Machinery and equipment	1,922	(1,074)	848	1,842	(1,036)	806
Facilities	389	(225)	164	384	(223)	161
Furniture and fixtures	781	(434)	347	721	(409)	312
Vehicles	9	(6)	3	27	(10)	17
Construction in progress	76	-	76	65	-	65
Others	119	(76)	43	105	(67)	38
	10,318	(4,069)	6,249	9,984	(3,884)	6,100

Finance lease
IT equipment	38	(29)	9	32	(25)	7
Buildings	34	(17)	17	34	(16)	18
	72	(46)	26	66	(41)	25
Total	10,390	(4,115)	6,275	10,050	(3,925)	6,125

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 9.30.2015
Land	1,449	9	-	(7)	6	-	1,457
Buildings	2,047	27	(50)	(1)	-	-	2,023
Leasehold improvements	3,182	212	(176)	(27)	356	-	3,547
Machinery and equipment	1,605	276	(227)	(10)	20	2	1,666
Facilities	381	43	(32)	(1)	16	6	413
Furniture and fixtures	601	130	(66)	(5)	9	5	674
Vehicles	121	7	(9)	(33)	-	-	86
Construction in progress	166	403	-	(2)	(409)	1	159
Others	73	41	(22)	(2)	(1)	(1)	88
Total	9,625	1,148	(582)	(88)	(3)	13	10,113

Finance lease
Equipment	16	-	(2)	-	-	-	14
Hardware	26	24	(15)	-	1	-	36
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	(1)	-	-	-	6
Vehicles	1	-	-	(1)	-	-	-
Buildings	23	-	(1)	-	-	-	22
	74	24	(19)	(1)	1	-	79
Total	9,699	1,172	(601)	(89)	(2)	13	10,192

	Consolidated
	Balance at 12.31.2013	Additions	Depreciation	Corporate Restructuring(*)	Write-offs	Transfers	Exchange rate changes	Balance at 9.30.2014
Land	1,412	31	-	-	-	-	-	1,443
Buildings	2,017	17	(49)	1	(1)	63	-	2,048
Leasehold improvements	2,787	166	(146)	-	(9)	212	-	3,010
Machinery and equipment	1,446	229	(203)	2	(16)	55	-	1,513
Facilities	326	45	(27)	15	(2)	12	-	369
Furniture and fixtures	526	72	(53)	12	(4)	(1)	1	553
Vehicles	166	10	(13)	-	(32)	-	-	131
Construction in progress	209	318	-	2	(2)	(340)	-	187
Other	67	14	(18)	-	-	(1)	-	62
Total	8,956	902	(509)	32	(66)	-	1	9,316

Finance lease
Equipment	20	-	(2)	-	-	-	-	18
IT equipment	43	-	(13)	-	-	2	-	32
Facilities	1	-	-	-	-	-	-	1
Furniture and fixtures	8	-	(1)	-	(1)	-	-	6
Vehicles	1	-	(1)	-	-	-	-	-
Buildings	24	-	(1)	-	-	-	-	23
	97	-	(18)	-	(1)	2	-	80
Total	9,053	902	(527)	32	(67)	2	1	9,396

(*) The corporate restructuring was presented in the interim financial information on September 30, 2014, in the note 13b.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

	Consolidated
	Balance at 9.30.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,457	-	1,457	1,449	-	1,449
Buildings	3,040	(1,017)	2,023	3,013	(966)	2,047
Leasehold improvements	5,366	(1,819)	3,547	4,929	(1,747)	3,182
Machinery and equipment	3,387	(1,721)	1,666	3,191	(1,586)	1,605
Facilities	775	(362)	413	722	(341)	381
Furniture and fixtures	1,304	(630)	674	1,171	(570)	601
Vehicles	122	(36)	86	179	(58)	121
Construction in progress	159	-	159	166	-	166
Others	207	(119)	88	188	(115)	73
	15,817	(5,704)	10,113	15,008	(5,383)	9,625

Finance lease
Equipment	36	(22)	14	36	(20)	16
Hardware	199	(163)	36	174	(148)	26
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	15	(9)	6	15	(8)	7
Vehicles	-	-	-	2	(1)	1
Buildings	43	(21)	22	44	(21)	23
	295	(216)	79	273	(199)	74
Total	16,112	(5,920)	10,192	15,281	(5,582)	9,699

15.1.   Capitalized borrowing costs

The consolidated borrowing costs for the nine-month period ended September 30, 2015 were R$15 (R$9 for the nine-month period ended September 30, 2014). The rate used to determine the borrowing costs eligible for capitalization was 104.76% of the CDI (105 % of the CDI for the period ended September 30, 2014), corresponding to the effective interest rate on the Company’s borrowings.

15.2.   Additions to property and equipment

	Parent Company		Consolidated
	9.30.2015	9.30.2014	9.30.2015	9.30.2014

Additions	518	305	1,172	902
Finance lease	(5)	-	(24)	-
Capitalized interest	(6)	(4)	(15)	(8)
Property and equipment financing - Additions	(450)	(35)	(558)	(58)
Property and equipment financing - Payments	479	46	595	62
Total	536	312	1,170	898

15.3.   Other information

As at September 30, 2015, the Company and its subsidiaries recorded in cost of sales and services the amount of R$33 (R$30 as at September 30, 2014) in parent company and R$97 (R$77 as at September 30, 2014) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

15.1.   Other information - continued

Considering that economic downturn appoints to non-realization of property and equipment, the Company reviewed the impairment test conducted in December 31, 2014 using current premises on September 30, 2015 base date.The Company concluded that it is not necessary to record impairment losses and for the year ending December 31, 2015, the Company’s management will conduct a new impairment tests.

16.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2014, in note 16.

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 9.30.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rigths - retail	43	-	-	43
Software and implementation	579	84	(74)	589
Software – capital leasing	-	10	-	10
Total	1,195	94	(74)	1,215

	Parent company
	Balance at 12.31.2013	Additions	Amortization	Balance at 9.30.2014
Goodwill - home appliances	179	-	-	179
Goodwill - retail	355	-	-	355
Commercial rigths - retail	42	1	-	43
Software and implementation	551	86	(61)	576
Total	1,127	87	(61)	1,153

	Balance at 9.30.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliances	179	-	179	179	-	179
Goodwill - retail	1,113	(719)	394	1,113	(719)	394
Commercial rights - retail	43	-	43	43	-	43
Software and implementation	1,027	(438)	589	943	(364)	579
Software - capital leasing	10	-	10	-	-	-
	2,372	(1,157)	1,215	2,278	(1,083)	1,195

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Balance at 12.31.2014	Additions	Amortization	Write-off	Transfers	Corporate restructuring(*)	Exchange rate changes	Balance at 9.30.2015
Goodwill - cash and carry	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	(3)	(96)	98	253
Brand - cash and carry	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	30	1	-	-	1	(22)	12	22
Commercial rights - home appliances	574	-	(4)	-	-	-	-	570
Commercial rights - retail	46	-	-	-	-	-	1	47
Commercial rights - cash and carry	34	-	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	(1)	-	-	-	(1)	-
Lease agreement – under advantageous condition - NCB	97	-	(21)	-	-	-	-	76
Contractual Rights	179	-	(23)	-	-	-	-	156
Software	1,012	235	(160)	(33)	57	-	65	1,176
Software capital leasing	91	10	(8)	-	-	-	-	93
Other	47	87	(2)	-	(57)	(8)	26	93
Total	6,495	333	(219)	(33)	(2)	(126)	201	6,649

(*) See note 3.1

	Consolidated
	Balance at 12.31.2013	Additions	Amortization	Write-off	Transfers	Corporate restructuring(**)	Exchange rate changes	Balance at 9.30.2014
Goodwill - cash and carry	362	-	-	-	-	-	-	362
Goodwill - home appliances	896	-	-	-	-	-	-	896
Goodwill - retail	747	-	-	-	-	-	-	747
Goodwill - e-commerce	-	-	-	-	-	236	5	241
Brand - cash and carry	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	-	-	-	-	-	11	-	11
Commercial rights - home appliances	577	-	(5)	-	-	-	-	572
Commercial rights - retail	43	1	-	-	1	-	-	45
Commercial rights - cash and carry	29	5	-	-	-	-	-	34
Costumer relationship - home appliances	6	-	(3)	-	-	-	-	3
Lease agreement – under advantageous condition	138	-	(31)	-	-	-	-	107
Contractual rights	-	186	-	-	-	-	-	186
Software	727	184	(93)	(2)	1	197	4	1,018
Softwares capital leasing	77	26	(8)	-	-	-	-	95
Others	-	-	-	-	-	2	-	2
Total	5,702	402	(140)	(2)	2	446	9	6,419

 (**) The corporate restructuring was presented in the interim financial information on September 30, 2014, in the note 13b.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Balance at 9.30.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - cash and carry	371	(9)	362	371	(9)	362
Goodwill - home appliances	920	-	920	920	-	920
Goodwill - retail	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce	253	-	253	254	-	254
Brand - cash and carry	39	-	39	39	-	39
Brand - home appliances	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce	22	-	22	30	-	30
Commercial rights - home appliances	639	(69)	570	637	(63)	574
Commercial rights - retail	47	-	47	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	34	(34)	-	34	(32)	2
Lease agreement under advantageous condition - NCB	290	(214)	76	292	(195)	97
Contractual Rights	186	(30)	156	186	(7)	179
Software	1,968	(792)	1,176	1,621	(609)	1,012
Software capital leasing	122	(29)	93	112	(21)	91
Other	109	(16)	93	58	(11)	47
	8,943	(2,294)	6,649	8,543	(2,048)	6,495

16.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2014 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2014 released on February 12, 2015.

Considering that economic downturn appoints to non-realization of goodwill, the Company reviewed the impairment test conducted in 2014 using current premises on September 30, 2015 base date. The Company concluded that it is not necessary to record impairment losses and for the year ending December 31, 2015, the Company’s management will conduct a new impairment tests.

16.2.Additions to intangible assets

	Parent Company		Consolidated
	9.30.2015	09.30.2014	9.30.2015	09.30.2014

Additions	94	87	333	403
Contractual rights	-	-	-	(186)
Finance lease	(9)	-	(10)	-
Intangible assets financing - Additions	(3)	-	(3)	-
Intangible assets financing - Payments	6	5	6	5
Total	88	92	326	222

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Trade payables

The detailed information on trade payables was presented in the annual financial statements for 2014, in note 17.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Product suppliers	2,481	3,606	10,102	13,437
Service suppliers	122	114	1,146	775
Rebates	(269)	(540)	(511)	(890)
	2,334	3,180	10,737	13,322

18.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2014, in note 18.

18.1.Debt breakdown

		Parent Company		Consolidated
	Average rate	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Current
Debentures
Debentures, net (note 18.4)		1,276	2,052	1,276	2,672

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.60 per year	82	82	82	89
BNDES (note 18.5)	3.69% per year	9	8	15	14
IBM	CDI(**) - 0.71% per year	-	-	39	34
Working capital	102.48% of CDI	108	481	107	753
Working capital	14.58% per year	-	213	2,154	2,953
Working capital	TR(***) + 9.91% per year	-	-	4	-
Sale of receivables	109.00% of CDI	-	-	21	-
Finance lease		30	25	43	34
Swap contracts (note 18.6)	102.00% of CDI	-	(12)	-	(12)
Borrowing cost		(2)	(2)	(3)	(3)
		227	795	2,462	3,862
Foreign currency
Working capital (i)	USD + 1.76% per year	284	43	705	56
Swap contracts (note 18.6)	102.49% of CDI	(110)	5	(196)	4
Borrowing cost		-	-	-	-
		174	48	509	60
Total current		1,677	2,895	4,247	6,594

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.1.Debt breakdown – Continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Debentures
Debentures, net (note 18.4)		897	896	897	896

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.60 per year	20	82	20	82
BNDES (note 18.5)	2.92% per year	10	14	56	57
IBM	CDI(*) - 0.71% per year	-	-	53	74
Working capital	13.88% per year	-	-	122	136
Working capital	106.29% of CDI	947	874	1,093	1,006
Working capital	TR(*) + 9.92 % per year	-	-	128	21
Finance lease		122	131	230	229
Swap contracts	101.26% of CDI	-	-	1	-
Borrowing cost		(3)	(5)	(7)	(6)
		1,096	1,096	1,696	1,599
Foreign currency
Working capital (i)	USD + 1.89% per year	1,609	669	2,288	669
Swap contracts (note 18.6)	102.08% of CDI	(355)	(30)	(492)	(30)
		1,254	639	1,796	639
Total noncurrent		3,247	2,631	4,389	3,134

(*) Long-term interest rate – TJLP; Interbank deposit certificate – CDI and Benchmark reference rate - TR

18.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions - working capital	740	4,625
Additions - finance lease	14	34
Accrued interest	404	726
Accrued swap	(432)	(667)
Mark-to-market	(3)	(3)
Monetary and exchange rate changes	508	795
Borrowing cost	4	1
Interest paid	(413)	(768)
Payments	(1,373)	(5,768)
Swap paid	(51)	(67)
At September 30, 2015	4,924	8,636

	Parent Company	Consolidated
At December 31, 2013	5,116	9,493
Additions - working capital	1,279	4,960
Accrued interest	327	665
Accrued swap	19	18
Mark-to-market	(1)	(1)
Monetary and exchange rate changes	4	7
Borrowing cost	7	8
Interest paid	(480)	(784)
Payments	(1,033)	(4,915)
Swap paid	65	65
Corporate restructuring(*)	-	45
At September 30, 2014	5,303	9,561

(*) The corporate restructuring was presented in the interim financial information on September 30, 2014, in the note 13b.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2016	480	864
2017	1,583	2,062
2018	673	720
After 2019	517	753
Subtotal	3,253	4,399

Borrowing costs	(6)	(10)
Total	3,247	4,389

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.4.Debentures

				Date				Parent Company		Consolidated
	Type	Issue amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	9.30.2015	12.31.2014	9.30.2015	12.31.2014
Parent Company
10th Issue – 1st series - CBD	No preference	800,000	-	12/29/11	6/29/15	108.5% of CDI	-	-	801	-	801
11th Issue – CBD	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10,594	1,271	1,223	1,271	1,223
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	906	930	906	930

Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	-	1/30/12	7/30/15	CDI + 1%	-	-	-	-	420
1st Issue – 2nd Series – Via Varejo	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	-	-	200

Borrowing cost								(4)	(6)	(4)	(6)
Parent company/Consolidated – current and noncurrent								2,173	2,948	2,173	3,568
Current liabilities								1,276	2,052	1,276	2,672
Noncurrent liabilities								897	896	897	896

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.5   Guarantees

The Company signed promissory notes and letters of guarantee as collateral for borrowings and financing with BNDES.

18.6   Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal. The weighted average annual rate of CDI in 2015 was 12.58% (10.33% in 2014).

18.7   Credit facilities

The Company and subsidiaries entered into credit facility agreements, not used, in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2014, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	9.30.2015	12.31.2014	9.30.2015	12.31.2014
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,744	2,923	5,414	11,149
Trade receivables and other receivables	388	462	4,923	4,246
Related parties - assets (*)	305	398	358	313
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities (*)	(1,741)	(1,751)	(1,647)	(261)
Trade payables	(2,334)	(3,180)	(10,737)	(13,322)
Financing for purchase of assets	(55)	(88)	(68)	(106)
Acquisition of noncontrolling interest	-	-	(71)	(130)
Debentures	(2,173)	(2,948)	(2,173)	(3,568)
Borrowings and financing	(1,322)	(1,691)	(4,025)	(5,241)
Fair value through profit or loss
Borrowings and financing, including derivatives	(1,429)	(887)	(2,438)	(919)
Net exposure	(6,617)	(6,762)	(10,464)	(7,839)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.        Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)       Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the nine-month period ended September 30, 2015.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Borrowings and financing	4,924	5,526	8,636	9,728
(-) Cash and cash equivalents	(1,744)	(2,923)	(5,414)	(11,149)
Net debt (cash)	3,180	2,603	3,222	(1,421)

Equity	10,468	10,580	14,073	14,482
Equity and net debt ratio	13,648	13,183	17,295	13,061
Net indebtedness ratio	0.30	0.25	0.23	(0.10)

Other liabilities with related parties			1,502	12

Equity, net debt ratio and related parties	13,648	13,183	18,797	13,073

(ii)      Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at September 30, 2015 and December 31, 2014.

19.1.1.     Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	527	2,955	10	3,492
Debentures	1,425	1,266	-	2,691
Derivatives	32	(303)	-	(271)
Finance lease	36	106	27	169
Trade payables	2,334	-	-	2,334
Total	4,354	4,024	37	8,415

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

19.1.2.     Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	3,283	4,155	93	7,531
Debentures	1,425	1,266	-	2,691
Derivatives	45	(409)	11	(353)
Finance lease	60	201	74	335
Trade payables	10,737	-	-	10,737
Sale of receivables	21	-	-	21
Total	15,571	5,213	178	20,962

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		9.30.2015	12.31.2014	9.30.2015	12.31.2014
Fair value hedge
Purpose of hedge (debt)		2,502	842	3,098	959

Long position (buy)
Prefixed rate	TR+9.92% per year	127	151	107	234
US$ + fixed	1.83% per year	2,375	691	3,004	732
		2,502	842	3,111	966
Short position (sell)
	101.98% per year	(2,502)	(842)	(2,424)	(928)
Net hedge position		-	-	687	38

Realized and unrealized gains and losses on these contracts during the nine-month period ended September 30, 2015 are recorded in financial income (expenses), net and the balance payable at fair value is R$687 (R$38 as at December 31, 2014), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income for the period ended September 30, 2015 were a gain of R$95  in cost debt line in financial result(loss of R$20 as at September 30, 2014).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments

The Company discloses the net exposure of the derivative financial instruments, for each of the scenarios mentioned.

For the probable scenario, the weighted average exchange rate was R$4,48 on the due date, and the weighted interest rate was 10.29% per year. The sources used are the same as those of the annual financial statements for 2014.

(i)        Other financial instruments

Operations	Risk (CDI increase)	Balance at 09.30.2015	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.26% of CDI	(107)	(158)	(163)	(168)
Fair value hedge (exchange rate)	101.94% of CDI	(2,317)	(2,768)	(2,847)	(2,980)
Debentures	CDI + 1%	(1,271)	(1,288)	(1,292)	(1,295)
Debentures	107% of CDI	(906)	(1,052)	(1,088)	(1,124)
Bank loans - CBD	105.95% of CDI	(1,053)	(1,212)	(1,252)	(1,292)
Leases	100.19% of CDI	(92)	(107)	(110)	(114)
Leases	95.31% of CDI	(24)	(28)	(29)	(29)
Bank loans- Via Varejo	CDI - 0.71%	(92)	(105)	(108)	(112)
Bank loans - Barcelona	108 % of CDI	(147)	(170)	(176)	(184)
Total borrowings and financing exposure		(6,009)	(6,888)	(7,065)	(7,298)

Cash and cash equivalents (*)	101.58% of CDI	4,781	5,537	5,726	5,915
Net exposure			(1,351)	(1,339)	(1,383)
Net effect - gain (loss)			(123)	(111)	(155)
(*) weighted average

The Company has a net exposure of US$ 106 million american dollars (between trade payables and financial investments abroad) and investments in subsidiaries abroad amounting to 2 million euros. Company’s management did not prepared sensitivity analysis  related to Exchange variation exposure because the amount  is not considered relevant.

In addition, Company has a borrowing of R$ 1,502 with Casino’s group company Polca, this balance yelds EONIA  + 0.5 per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.2.Sensitivity analysis of financial instruments - Continued

(ii)       Investment hedge in foreign operation

For this type of hedge the effective portion on market value changes attributed to exchange currency risks is recognized and other comprehensive income, as the ineffective portion is recognized directly in the net income for the period. Accumulated gains or losses are reclassified to net income when an investment loss or write-off is recorded. Company designates the hedge in 30-days periods, in which the amount of the risk covered was R$ 42 on September 30, 2015.In addition, the effects recognized in equity as resulting from the instrument amounts to R$ 1.

19.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 9.30.2015	Fair value at 9.30.2015	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	552	552	level 2
Interest rate swaps	(1)	(1)	-
Borrowings and financing (fair value)	(2,989)	(2,989)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(6,198)	(6,453)	level 2
Total	(8,636)	(8,891)

There were no changes between the fair value measurements levels in the nine-month period ended September 30, 2015.

•         Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	9.30.2015	12.31.2014	9.30.2015	12.31.2014
Exchange swaps
registered with CETIP
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	115	16	103	11
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	80	14	79	11
	Citibank	US$ 16	10/14/2014	10/14/2015	24	3	24	2
	Mizuho	US$ 50	10/31/2014	10/31/2017	74	8	62	4
	Citibank	US$ 85	11/21/2014	11/21/2016	115	3	102	(4)
	Citibank	US$ 5	10/14/2014	10/14/2015	8	1	8	1
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	101	-	87	-
	Citibank	US$ 5	1/28/2015	1/28/2016	7	-	7	-
	HSBC	US$ 100	2/25/2015	11/25/2016	107	-	90	-
	Bradesco	US$ 100	4/27/2015	4/27/2016	81	-	78	-
	Citibank	US$ 50	4/10/2015	4/10/2017	41	-	30	-
	Citibank	US$ 30	4/14/2015	4/17/2017	24	-	18	-
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	29	-	19	-
	Bank of America	US$ 40	9/14/2015	9/14/2017	2	-	(7)	-
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(3)	-	(11)	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)
	Banco do Brasil	R$ 130	6/28/2010	6/2/2015	-	13	-	12
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	-	1	(1)	1
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	(1)	-	(1)
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	(1)	-	-
					803	59	687	38

 (*) Clearinghouse for the Custody and Financial Settlement of Securities

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

20.   Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2014, in note 20.

20.1.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

PIS and COFINS	3	31	391	360
Provision for income tax and social contribution	19	48	69	161
ICMS	19	23	94	153
Others	2	6	135	118
	43	108	689	792

Taxes payable in installments - Law 11,941/09	650	680	650	680
Others	9	12	9	12
	659	692	659	692

Current	122	183	768	867
Noncurrent	580	617	580	617

20.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

In	Parent Company and Consolidated

2017	19
2018	78
2019	75
2020	74
After 2021	334
Total	580

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2014, in note 21.

21.1.        Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	9.30.2015	03.31.2014	9.30.2015	03.31.2014

Profit before income tax and social contribution	272	893	201	1,563
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(68)	(223)	(80)	(470)
Deferred income tax over carrying amount not recognized	-	-	(74)	-
Tax penalties	(2)	(3)	(3)	(6)
Share of profit of subsidiaries and associates	47	111	29	23
Effect of tax rates in foreign entities	-	-	14	-
Other permanent differences (nondeductible)	(4)	6	14	(24)
Effective income tax and social contribution	(27)	(109)	(100)	(477)

Income tax and social contribution for the period:
Current	2	(59)	(88)	(300)
Deferred	(29)	(50)	(12)	(177)
Deferred income tax and social contribution expense	(27)	(109)	(100)	(477)
Effective rate	9.93%	12.21%	49.75%	30.52%

 CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

21.2.        Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Tax losses	111	-	589	354
Provision for risks	182	156	407	346
Provision for derivative transactions taxed on a cash basis	(127)	(5)	(120)	(10)
Estimated loss on doubtful accounts	2	1	94	94
Provision for current expenses	2	3	25	63
Goodwill tax amortization	(5)	16	(572)	(469)
Present value adjustment	1	1	(5)	(6)
Lease adjustment	6	8	(114)	(95)
Mark-to-market adjustment	(1)	(2)	(1)	(2)
Fair value of assets acquired in business combination	-	-	(792)	(790)
Technological innovation – future realization	(19)	(21)	(19)	(21)
Depreciation of fixed assets as per tax rates	(134)	(114)	(146)	(124)
Other	10	13	27	18
Deferred income tax and social contribution	28	56	(627)	(642)

Noncurrent assets	28	56	568	491
Noncurrent liabilities	-	-	(1,195)	(1,133)
Deferred income tax and social contribution	28	56	(627)	(642)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution – Continued

21.2.Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated

2016	17	119
2017	3	286
2018	4	43
2019	4	46
2020	-	23
After 2020	-	51
	28	568

21.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014
At the beginning of the period	56	121	(642)	(110)
Expense for the period	(29)	(50)	(12)	(177)
Payment of installments and other tax obligations	-	-	-	(27)
Corporate restructuring(*)	-	-	-	42
Exchange rate changes	-	-	46	-
Other	1	-	(19)	4
At the end of the period	28	71	(627)	(268)

(*) The corporate restructuring was presented in the interim financial information on September 30, 2014, in the note 13b.

22.  Acquisition of companies

The detailed information on acquisition of companies was presented in the annual financial statements for 2014, in note 22.

	Consolidated
	9.30.2015	12.31.2014

Acquisition of interest in Assaí	7	6
Acquisition of interest in Sendas	64	124
	71	130

Current liabilities	71	73
Noncurrent liabilities	-	57

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

23.1.Parent Company

	PIS/COFINS	Tax and others	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	40	190	168	72	13	483

Additions	-	9	17	11	14	51
Payments	-	-	(12)	(5)	(5)	(22)
Reversals	-	(27)	(6)	(22)	(10)	(65)
Inflation adjustment	2	15	20	12	3	52
Balance at September 30, 2015	42	187	187	68	15	499

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	209	67	149	71	496

Additions	35	6	22	18	81
Payments	-	(4)	(18)	(4)	(26)
Reversals	(7)	(2)	(3)	(11)	(23)
Inflation adjustment	7	4	11	11	33
Payment of installments	(206)	-	-	-	(206)
Balance at September 30, 2014	38	71	161	85	355

23.2.Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	79	510	521	199	35	1,344

Additions	9	16	161	191	19	396
Payments	-	-	(105)	(105)	(7)	(217)
Reversals	(8)	(129)	(9)	(104)	(18)	(268)
Inflation adjustment	5	25	53	41	4	128
Transfers	-	(8)	1	7	-	-
Exchange rates changes	-	4	1	7	-	12
Balance at September 30, 2015	85	418	623	236	33	1,395

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	272	403	297	175	1,147

Additions	48	10	238	125	421
Payments	-	(4)	(51)	(28)	(83)
Reversals	(7)	(2)	(57)	(81)	(147)
Inflation adjustment	10	12	42	37	101
Transfers	-	-	-	2	2
Payment of installments	(211)	(85)	-	-	(296)
Corporate reorganization (*)	-	6	-	3	9
Balance at September 30, 2014	112	340	469	233	1,154

(*) The corporate restructuring was presented in the interim financial information on September 30, 2014, in the note 13b.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

23.3.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as at September 30, 2015 is R$ 85 (R$ 72 as at December 31, 2014).

23.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; and (v) other less relevant issues.

The amount accrued for these matters as at September 30, 2015 is R$119 (R$108 as at December 31, 2014).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 128 as at September 30, 2015 (R$147 as at December 31, 2014) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

23.3.3.     Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at September 30, 2015 is R$60 (R$48 as at December 31, 2014).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.1.Tax – Continued

23.3.4.     Others contingent tax liabilities - Cdiscount

There were consolidated provisions for contingent tax liabilities from foreign e-commerce entities. As at September 30, 2015 the contingent tax liabilities amount to R$14 (R$20 as at December 31, 2014).

23.3.5.     Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at September 30, 2015, the recorded amount related to contingent tax liabilities is R$91 (R$87 as at December 31, 2014).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

23.3.6.     Others contingent tax liabilities - Bartira

In line with the business combination of Bartira in 2013, contingent tax liabilities were recorded. The main matter refers to possible failure in supporting documentation of transactions, totaling R$106 in income tax, social contribution, PIS, COFINS and ICMS, of which R$100 are related to risks that expired in the first half year of 2015, being this amount written-off  and recognize in “other Income/Expenses” in the statement of Income.

On September 30, 2015 the total contingent liabilities amounts to R$18, of which R$6 of tax and R$12 of labor contingencies, (R$118 at December 31, 2014).

23.3.7.     Others contingent tax liabilities - REFIS (tax debt refinancing program)

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.

23.4.Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2015, the Company recorded a provision amount of R$623 (R$521 as at December 31, 2014) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

23.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.5.Civil and others – Continued

Among these lawsuits, we point out the following:

•      The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at September 30, 2015, the amount accrued for these lawsuits is R$38 (R$55 as at December 31, 2014), for which there are no escrow deposits.

•         Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies ( Procon ) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss . On September 2015 the amounting of this provision is R$ 33 (R$35 on December 31,2014)

•    The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$81 as at September 30, 2015 (R$86 as at December 31, 2014).

Total civil lawsuits and others as at September 30, 2015 amount to R$261 (R$234 as at December 31, 2014).

23.6.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$10,777 as at September 30, 2015 (R$8,552 as at December 31, 2014), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$398 as at September 30, 2015 (R$318 as at December 31, 2014). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income,  ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$1,739 as at September 30, 2015 (R$1,368 as at December 31, 2014).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders Casino and Abilio Diniz in relation to years 2007-2011. The amount involved (and included in the paragraph above) is R$744 as at September 30, 2015 (R$ 692 as at December 31, 2014), partly classified as possible loss and partly classified as remote loss.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.6.Other non-accrued contingent liabilities – Continued

•        COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,524 as at September 30, 2015 (R$921 as at December 31, 2014).

•      ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$5,955 as at September 30, 2015 (R$5,087 as at December 31, 2014), which await a final decision at the administrative and court levels.

•    Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$401 as at September 30, 2015 (R$353 as at December 31, 2014), which await decision at the administrative and court levels.

•    Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$760 as at September 30, 2015 (R$505 as at December 31, 2014).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at September 30, 2015 the estimated amount, in case of success in all lawsuits, is approximately R$87 (R$122 as at December 31,2014).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.7.Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in the assets.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Tax	98	61	209	163
Labor	346	332	734	618
Civil and other	22	17	46	44
Regulatory	11	10	34	32
Total	477	420	1,023	857

23.8.Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	853	-	7,355	8,208
Labor	7	3	53	63
Civil and other	-	1	310	311
Regulatory	10	-	7	17
Total	870	4	7,725	8,599

The cost of guarantees is approximately 0.98% per year of the amount of the lawsuits and is recorded as expense.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions

24.1.     Operating lease

(i)        Non-cancelable minimum payments

Consolidated
9.30.2015

Minimum rental payment:
Up to 1 year	24
1 to 5 years	101
Over 5 years	80
205

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 5 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that GPA management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due  as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	9.30.2015	9.30.2015
Minimum rental payments
Minimum payments on the termination date	265	712
Total	265	712

(iii)       Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the period:	9.30.2015	9.30.2014	9.30.2015	9.30.2014
Contingent payments	267	266	498	450
Noncontingent payments	131	107	684	686
Subleases (*)	(82)	(95)	(108)	(121)

(*) Refers to lease agreements receivable from commercial shopping malls.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions – Continued

24.2.  Finance lease

Finance lease agreements amounted to R$335 as at September 30, 2015 (R$323 as at December 31, 2014), as shown in the table below:

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014
Finance lease liability –minimum rental payments:
Up to 1 year	30	25	43	34
1 - 5 years	96	87	161	133
Over 5 years	26	44	69	96
Present value of finance lease agreements	152	156	273	263

Future finance charges	17	15	62	60
Gross amount of finance lease agreements	169	171	335	323

25.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	9.30.2015	12.31.2014	9.30.2015	12.31.2014

Additional or extended warranties	38	48	796	859
Bradesco agreement	-	-	17	25
Swap agreement	-	-	67	70
Investments in media	7	21	8	48
Services rendering agreement - Allpark	16	-	16	-
Back lights	-	-	11	28
Spread BCA - Customers base exclusivity (5 years)	-	-	23	10
Tax credit research	-	-	2	2
Others	-	-	19	6
	61	69	959	1,048

Current	32	4	306	214
Noncurrent	29	65	653	834

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for  2014, in note 26.

26.1.Capital stock

The subscribed and paid-up capital as at September 30, 2015 is represented by 265,697 (265,283 as at December 31, 2014) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at September 30,2015 (99,680 as at December 31, 2014) and 166,017 in thousands of preferred shares as at September 30, 2015 (165,603 as at December 31, 2014).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 12,2015, March 20, 2015, May 7,2015 and July 28,2015, the capital was increased by R$14 through  the issue of 413(in thousands of shares) preferred shares.

26.2.Stock option plan for preferred shares

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at September 30, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(489)	(36)	1
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(487)	(36)	3
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(172)	(32)	154
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(172)	(31)	155
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(15)	(53)	171
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(62)	166
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(13)	319
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(20)	317
						3,518	(1,921)	(311)	1,286

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.  Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

(i)   Consolidated information of share-based payment plans

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2014
Granted during the year	477	41.61
Canceled during the year	(99)	39.92
Exercised during the year	(830)	32.76
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

At September 30, 2015
Granted during the period	674	38.64
Canceled during the period	(103)	45.89
Exercised during the period	(413)	32.69
Outstanding at the end of the period	1,286	39.35	1.99	32,430
Total to be exercised at September 30, 2015	1,286	39.35	1.99	32,430

As at September 30, 2015 there were options to be exercised in Series A6.

The amounts recorded in the Consolidated statement of income, as at September 30, 2015 were R$22 (R$32 as at September 30, 2014).

(ii)  Consolidated information of share-based payment plans – GPA – new series B2 and C2

Company implemented two new shared based plans approved by the shareholders meeting on April 24, 2015.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 674 thousands options of shares.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) interest rate of 12.72%.

The expectation of remaining average life of the series outstanding at September 30, 2015 was 1.99 year (1.52 year at December 31, 2014).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.  Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

The weighted average fair value of options granted at September 30, 2015 was R$67.39 (R$69.71 at December 31, 2014).

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2015, of all options granted:

	9.30.2015	12.31.2014

Number of shares	265,697	265,283
Balance of granted series in effect	1,286	1,128
Maximum percentage of dilution	0.51%	0.43%

26.3.Cumulative other comprehensive income

Refers to : (i) Cumulative Translation Reserve, corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary CDiscount. The effect in the Parent Company was R$93 and R$152 for non-controlling interests; (ii) Hedge Investment Reserve as per note 19.2 and (iii) Pension Plan as per note 32.1

26.4.Effects in shareholders´ equity related to the arbitration decision

As mentioned in note 1.2, as per ICC decision the Company shall indemnify Morzan the estimated amount of R$212, as a consequence of not complying the terms of Share Purchase Agreement (“SPA”), signed in the acquisition of Globex Utilidades S.A., which provided the settlement of part of acquisition price in warrants (shares), with the guarantee over market price variation, which is determined in specific lock-up periods.  The amount was recorded as a debit in the shareholders´ equity, since it relates to a settlement (which will be made in cash) of an indirect repurchase of a equity instrument (warranty) (guarantee of market price variation of the shares) granted to the previous controlling shareholders´ of Globex Utilidades S.A (Morzan) in connection with the SPA. In accordance with IAS 32, a reclassification of an equity instrument to liability should be accounted for based on fair value and any difference to the amounts previously recorded into the financial statements, should be recorded in shareholders´ equity.

26.5.Payment of dividends

The Annual and Extraordinary Shareholders’ Meeting (AGOE) held at April 24, 2015 the shareholders approved the proposal of the Boad of Directors’ meeting held on March 20, 2015 which had proposed the dividends payment for the fiscal year ended December 31, 2014, in the amount of R$194, which corresponds to R$0.6889912644 per common share and R$0,7578903909 per preferred share. This amount was paid on June 24, 2015.

The Board of Directors’ meeting held at May 07, 2015 and July 28,2015 approved the payment of anticipated dividends in the total amount of R$38 each, of which R$0.15 per preferred share and R$0.136365 per common share, the payments occurred on May 28, 2015 and August 08,02015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

27.    Net sales of goods and/or services

	Parent Company		Consolidated
	9.30.2015	03.31.2014	9.30.2015	03.31.2014
Gross sales
Goods	17,766	17,507	53,553	50,059
Services rendered	204	189	1,700	1,156
Financial services	-	-	1,042	1,063
Sales returns and cancellations	(330)	(276)	(1,352)	(1,416)
	17,640	17,420	54,943	50,862
Taxes	(1,342)	(1,360)	(5,538)	(5,002)

Net sales	16,298	16,060	49,405	45,860

28.    Expenses by nature

	Parent Company		Consolidated
	9.30.2015	9.30.2014	9.30.2015	9.30.2014

Cost of inventories	(11,191)	(11,043)	(35,378)	(32,181)
Personnel expenses	(2,048)	(1,931)	(5,456)	(4,965)
Outsourced services	(224)	(302)	(1,770)	(1,558)
Functional expenses	(1,002)	(825)	(2,164)	(1,761)
Selling expenses	(471)	(454)	(1,928)	(1,693)
Other expenses	(214)	(130)	(452)	(437)
	(15,150)	(14,685)	(47,148)	(42,595)

Cost of goods and/or services sold	(11,909)	(11,661)	(37,671)	(34,160)
Selling expenses	(2,886)	(2,625)	(8,180)	(7,396)
General and administrative expenses	(355)	(399)	(1,297)	(1,039)
	(15,150)	(14,685)	(47,148)	(42,595)

29.    Other operating income (expenses), net

	Parent Company		Consolidated
	9.30.2015	9.30.2014	9.30.2015	9.30.2014

Reversal of tax provision	27	-	109	-
Effects on Indemnified amounts to Via Varejo and CB and association costs	(55)	(40)	(55)	(40)
Tax installments and other tax risks	(19)	(38)	(35)	31
Integration/restructuring expenses	(87)	(57)	(304)	(79)
Loss(gain) on disposal of fixed assets	(22)	(16)	(77)	(36)
Others	(4)	(1)	(23)	14
	(160)	(152)	(385)	(110)

(*) Several changes were implemented to suit the Company’s expenses structure, covering all operating and administrative areas, in order to mitigate the effects on inflation of fixed costs and the decrease on expenses dilution.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

30.    Financial income (expenses), net

	Parent Company		Consolidated
	9.30.2015	6.30.2014	9.30.2015	6.30.2014
Financial expenses:
Cost of debt	(487)	(358)	(876)	(731)
Cost of sales of receivables	(51)	(74)	(428)	(536)
Monetary loss	(110)	(99)	(208)	(187)
Other financial expenses	(85)	(63)	(164)	(115)
Total financial expenses	(733)	(594)	(1,676)	(1,569)

Financial income:
Income from cash and cash equivalents	65	63	257	285
Monetary gain	119	75	364	189
Other financial income	2	4	16	17
Total financial income	186	142	637	491

Total	(547)	(452)	(1,039)	(1,078)

The hedge effects in the nine-month periods ended September 30, 2015 and June 30, 2014 are disclosed in Note 19.1.2(iii).

31.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2014, in note 31.

	9.30.2015			9.30.2014
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Net income allocated to common and preferred shareholders	158	87	245	507	278	785
	158	87	245	507	278	785

Basic denominator (thousands of shares)
Weighted average of shares	165	100	265	165	100	265

Basic earnings per thousands of shares (R$)	0.95780	0.87073		3.06846	2.78951

Diluted numerator
Net income allocated to common and preferred shareholders	158	87	245	507	278	785
	158	87	245	507	278	785

Diluted denominator
Weighted average of shares (in thousands)	165	100	265	165	100	265
Diluted weighted average of shares (in thousands)	165	100	265	165	100	265
Diluted earnings per thousands of shares (R$)	0.95513	0.86960		3.06152	2.78951

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Benefit plan

32.1.Pension plan – Cdiscount employees - France

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
2015
Discount rate	2.20%
Expected rate of future salary increase	3.00%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

Cdiscount
2015
At December 31, 2014	7
Cost for the period	2
Gain or loss	2
Exchange rate variation	3
At September 30, 2015	14

32.2.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the nine-month period ended September 30, 2015 is R$4 (R$2 as at September 30, 2014), and employees contribution is R$3(R$4 as at September 30, 2014). The plan had 859 participants as at September 30, 2015 (941 as at September 30, 2014).

33.    Insurance coverage

The insurance coverage as at September 30, 2015 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	8,974	23,482
Profit	Loss of profits	4,349	8,636
Cars and others (*)	Damages	421	846

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$335.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information

The information on segments was presented in the annual financial statements for 2014, in note 34.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at September 30 is included in the table below:

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations(*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net sales	19,400	19,048	7,321	5,874	13,807	16,271	8,949	4,710	49,477	45,903	(72)	(43)	49,405	45,860
Gross profit	5,385	5,284	1,019	804	4,528	5,137	802	469	11,734	11,694	-	6	11,734	11,700
Depreciation and amortization	(435)	(409)	(71)	(57)	(132)	(103)	(78)	(20)	(716)	(589)	-	-	(716)	(589)
Share of profit of subsidiaries and associates	61	55	-	-	23	23	-	(2)	84	76	-	-	84	76
Operating income	723	1,052	177	131	724	1,392	(384)	67	1,240	2,642	-	-	1,240	2,642
Finance costs	(768)	(647)	(77)	(53)	(611)	(743)	(245)	(171)	(1,701)	(1,614)	25	45	(1,676)	(1,569)
Finance income	280	243	18	13	267	269	97	11	662	536	(25)	(45)	637	491
Profit(loss) before income tax and social contribution	234	647	118	90	380	918	(531)	(91)	201	1,564	-	-	201	1,564
Income tax and social contribution	(47)	(168)	(40)	(31)	(102)	(310)	89	32	(100)	(477)	-	-	(100)	(477)
Net income for the period	187	480	78	59	278	608	(442)	(60)	101	1,087	-	-	101	1,087

Current assets	5,940	8,062	1,557	1,709	7,743	10,366	4,504	4,092	19,744	24,229	-	(96)	19,744	24,133
Noncurrent assets	14,294	13,691	1,617	1,492	5,562	5,283	1,837	1,506	23,310	21,972	(596)	(605)	22,714	21,367
Current liabilities	5,928	8,026	1,352	1,832	7,062	9,716	6,364	4,973	20,706	24,547	(596)	(699)	20,110	23,848
Noncurrent liabilities	5,799	5,314	645	235	1,747	1,571	84	52	8,275	7,172	-	(2)	8,275	7,170
Shareholders' equity	8,507	8,413	1,177	1,134	4,496	4,362	(107)	573	14,073	14,482	-	-	14,073	14,482

 (*)   The eliminations consist of intercompany balances.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce		Total		Eliminations (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net operating revenue	19,400	19,048	7,321	5,874	13,807	16,271	4,699	3,972	4,250	738	49,477	45,903	(72)	(43)	49,405	45,860

Current assets	5,940	8,062	1,557	1,709	7,743	10,366	1,724	1,742	2,780	2,350	19,744	24,229	-	(96)	19,744	24,133
Noncurrent assets	14,294	13,691	1,617	1,492	5,562	5,283	1,022	851	815	655	23,310	21,972	(596)	(605)	22,714	21,367
Current liabilities	5,928	8,026	1,352	1,832	7,062	9,716	2,844	2,475	3,520	2,498	20,706	24,547	(596)	(699)	20,110	23,848
Noncurrent liabilities	5,799	5,314	645	235	1,747	1,571	19	17	65	35	8,275	7,172	-	(2)	8,275	7,170
Shareholders' equity	8,507	8,413	1,177	1,134	4,496	4,362	(117)	101	10	472	14,073	14,482	-	-	14,073	14,482

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	9.30.2015	9.30.2014

Food	54.0%	54.3%
Nonfood	46.0%	45.7%
Total sales	100.0%	100.0%

As at September 30, 2015, capital expenditures were as follows:

	9.30.2015	9.30.2014

Food	1,039	753
Nonfood	457	366
Total capital expenditures	1,496	1,119

35.  Events after the reporting period

35.1.Anticipated dividends

The Board of Directors’ meeting held at October 29, 2015 approved the payment of anticipated dividends, calculated based on profit of interim financial statements on September 30,2015 , in the total amount of R$38, of which R$0.15 per preferred share and R$0.136365 per common share.

The dividends will be paid at November 11, 2015. All the shares shall be entitled to dividends on October 30, 2015 base date. As of November 3, 2015 the shares will be negotiated “ex-rights” to the dividends payment date.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 9/30/2015 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	94,019,178	94.32%	-	0.00%	94,019,178	35.39%
Almacenes Éxito S.A. *	1	0.00%	-	0.00%	1	0.00%
CASINO GUICHARD PERRACHON *	1	0.00%	-	0.00%	1	0.00%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	5,600,050	5.62%	-	0.00%	5,600,050	2.10%
Oppenheimer Funds. Inc.*	-	0.00%	17,205,675	10.37%	17,205,675	6.48%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
Geant International BV*	-	0.00%	128,695	0.08%	128,695	0.05%
COFIDOL SAS *	-	0.00%	8,907,123	5.36%	8,907,123	3.35%
Board of Executive Officers	-	0.00%	27,011	0.02%	27,011	0.01%
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
OUTROS	60,621	0.06%	138,663,701	83.52%	138,724,322	52.21%
TOTAL	99,679,851	100.00%	166,016,795	100.00%	265,696,646	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 9/30/2015 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO*	1	0.00%	-	0.00%	1	0
SEGISOR*	209,123,407	97.12%	-	0.00%	209,123,407	9712%
BENGAL LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
OREGON LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
PINCHER LLC*	1,961,612	0.91%	-	0.00%	1,961,612	0.91%
ÉXITO	1	0.00%	-	0.00%	1	0.00%
Treasury Shares	-	0.00%	-	0.00%	-	0.00%
TOTAL	215,323,345	100.00%	-	0.00%	215,323,345	100%

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR
QUOTISTAS	Quotas	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%
TOTAL	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 9/30/2015 (In units)
ShareholderS	Common Shares	%	Preferref Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100%	0	0%	3,000	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 9/30/2015 (In units)
ShareholderS*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	185,315,711	41.34%	-	0.00%	185,315,711	41.34%
Geant Fonciere B.V.	47,725,428	10.65%	-	0.00%	47,725,428	10.65%
Fondo de Pensiones Obligatorias Porvenir Moderado	36,091,777	8.06%	-	0.00%	36,091,777	8.06%
Fondo de Pensiones Obligatorias Protección	24,528,833	5.47%	-	0.00%	24,528,833	5.47%
Oppenheimer Developing Markets Fund	15,445,685	3.45%	-	0.00%	15,445,685	3.45%
EXITO ADR Program	13,415,299	2,99%	-	0.00%	13,415,299	2,99%
Bergsaar B.V.	12,130,244	2.71%	-	0.00%	12,130,244	2.71%
Fondo de Pensiones Obligatorias Colfondos Moderado	10,204,475	2.28%	-	0.00%	10,204,475	2.28%
Alianza Fiduciaria S.A. Fideicomiso ADM Sonnenblume	7,558,552	1.69%	-	0.00%	7,558,552	1.69%
Colombiana de Comercio S.A.	7,076,200	1.58%	-	0.00%	7,076,200	1.58%
Inversiones Pinamar S.A.	5,126,735	1.14%	-	0.00%	5,126,735	1.14%
Vanguard Emerging Markets Stock Index Fund	4,171,693	0.93%	-	0.00%	4,171,693	0.93%
Fondo Bursatil Ishares COLCAP	3,562,272	0.79%	-	0.00%	3,562,272	0.79%
Fondo de Pensiones Obligatorias Skandia S.A.	3,483,760	0.78%	-	0.00%	3,483,760	0.78%
Abu Dhabi Investment Authority	1,853,179	0.41%	-	0.00%	1,853,179	0.41%
Vanguard Total International Stock Index Fund	1,776,699	0.40%	-	0.00%	1,776,699	0.40%
SF BARCLAYS Global Investors Services NA	1,547,570	0.35%	-	0.00%	1,547,570	0.35%
ISHARES MSCI Emerging Markets Index Fund	1,507,463	0.34%	-	0.00%	1,507,463	0.34%
Platinu7m International Brands Fund	1,222,959	0.27%	-	0.00%	1,222,959	0.27%
Cubides Olarte Henry	1,114,626	0.25%	-	0.00%	1,114,626	0.25%
Treasury Shares	635,835	0.01%	-	0.00%	635,835	0.01%
Others Shareholders	62,754,156	14.00%	-	0.00%	62,754,156	14.00%
TOTAL	448,240,151	100.00%	-	0.00%	448,240,151	100.00%

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2015					Shareholding at 9/30/2015 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	94,019,178	94.32%	-		94,019,178

Management
Board of Directors	-	0.00%	3		3
Board of Executive Officers	-	0.00%	27,011		27,011

Treasury Shares	-	0.00%	232,586		232,586

Other Shareholders	5,660,673	5.68%	138,663,701		138,724,322

Total	99,679,851	100.00%	138,923,301

Outstanding Shares	99,679,851	100.00%	138,923,301

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2014					Shareholding at 9/30/2014 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.97%	109,507,049	41.29%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	18,029	0.01%	18,029	0.01%

Fiscal Council	-	0.00%	-	0.00%	-

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,400,625	93.88%	155,461,246	58.62%

Total	99,679,851	100%	165,539,061	100.00%	265,218,912	100.00%

Outstanding Shares	60,621	0.06%	155,400,625	93.88%	155,461,246	58.62%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 30, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.